As filed with the Securities and Exchange Commission on September 18, 2001
		   Registration Number 333-


			       UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			   WASHINGTON, DC 20549

				 FORM SB-2

			  REGISTRATION STATEMENT
				 UNDER THE
			  SECURITIES ACT OF 1933




			Ultradata Systems, Incorporated
____________________________________________________________________________
		 (Name of Small Business Issuer in its Charter)

	   Delaware               3679                          43-1401158

(State or other Jurisdiction of  (Primary Standard Industrial   (I.R.S.
 Incorporation or Organization)   Classification Code Number)    Employer
								 Identification
								 No.)

			   MONTE ROSS, CHAIRMAN
		     Ultradata Systems, Incorporated
		      9375 Dielman Industrial Drive
			   St. Louis, MO 63132
			     (314) 997-2250
(Address and telephone number of Registrant's principal executive offices, principal place of business, and agent for service of process.)
		      ______________________________

				   Copy to


			     ROBERT BRANTL, ESQ.
			      322 Fourth Street
			     Brooklyn, NY 11215
			     Attorney for Issuer
			       (718) 768-6045
		    _________________________________

Approximate Date of Commencement of Public Sale: As soon as practicable after the Registration Statement becomes effective.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

		CALCULATION OF REGISTRATION FEE

Title of Each                     Proposed        Proposed
  Class of                        Maximum         Maximum Aggregate Amount of
Securities To  Amount to          Offering Price  Offering          Registration
Be Registered  be Registered (1)  per Share (2)   Price (2)         Fee
--------------------------------------------------------------------------
Common Stock,
 $.01 par value   5,428,000       $ .30           $1,628,400        $0 (3)


(1) The amount to be registered is the sum of (a) 300,000 shares issuable upon exercise of the options held by Influence Incubator L.L.C., and (b) 5,000,000 shares issuable upon (i) the conversion of the 11.25% Senior Subordinated Convertible Promissory Notes and
	  (ii) the exercise of Common Stock Purchase Warrants held by BH Capital Investments, L.P. and Excalibur Limited Partnership, and
	  (c) 128,000 shares issuable on exercise of the option granted to Thornhill Group, Inc.

(2) The proposed offering price is estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), the registration fee is based on $.30, the average of the high bid and low asked prices of the Common Stock reported on the OTC Bulletin Board on September 10, 2001.

(3) Pursuant to Rule 457(p), $407.10 is being offset against the total filing fee due for this registration statement, which is $407.10. That amount represents a portion of the filing fee paid by Ultradata Systems, Incorporated upon filing, on June 16, 2000, of a Registration Statement on Form SB-2 (File No. 333-39434). Of the 2,699,502 shares registered in that filing, 2,633,814 remained unsold when the offering was terminated. Accordingly, $2,107.87 of the $2,160.45 paid with that filing remains available to be offset against the filing fee due for this registration statement.


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

		       ULTRADATA SYSTEMS, INCORPORATED

				  Common Stock
				5,428,000 Shares

   Four shareholders of Ultradata Systems, Incorporated are offering shares of Ultradata common stock to the public by means of this prospectus.

   Ultradata's common stock is quoted on the OTC Bulletin Board under the trading symbol "ULTR."

   The four shareholders intend to sell the shares into the public market from time to time. The shareholders will negotiate with the market makers for Ultradata common stock to determine the prices for each sale. They expect each sale price to be near to the market price at the time of the sale.

   Purchase of Ultradata common stock involves risk. Please see "Risk Factors," which begins on page 5.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	The date of this prospectus is September   , 2001

                        TABLE OF CONTENTS


PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . .-3-
   Summary Financial Information . . . . . . . . . . . . . . .-3-

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . .-5-

YOU SHOULD NOT RELY ON FORWARD LOOKING STATEMENTS. . . . . . .-8-

DIVIDEND POLICY. . . . . . . . . . . . . . . . . . . . . . . .-8-

CAPITALIZATION . . . . . . . . . . . . . . . . . . . . . . . .-9-
   Market for the Common Stock . . . . . . . . . . . . . . . -10-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS. . . . . . . . -11-

BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . -19-
   Handheld Travel Computers . . . . . . . . . . . . . . . . -20-
   GPS Products. . . . . . . . . . . . . . . . . . . . . . . -24-
   Internet-Based Navigation . . . . . . . . . . . . . . . . -26-
   Employees . . . . . . . . . . . . . . . . . . . . . . . . -29-
   Description of Our Property . . . . . . . . . . . . . . . -30-
   Legal Proceedings . . . . . . . . . . . . . . . . . . . . -30-

MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . -30-

PRINCIPAL SHAREHOLDERS . . . . . . . . . . . . . . . . . . . -35-

DESCRIPTION OF OUR SECURITIES. . . . . . . . . . . . . . . . -37-
   Common Stock. . . . . . . . . . . . . . . . . . . . . . . -37-
   Convertible Promissory Notes. . . . . . . . . . . . . . . -37-
   Series A Convertible Preferred Stock. . . . . . . . . . . -39-

SELLING SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . -39-
   Plan of Distribution. . . . . . . . . . . . . . . . . . . -42-

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . -43-

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . -43-

ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . -44-

INDEX TO FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . -45-

			PROSPECTUS SUMMARY

Ultradata Systems, Incorporated

     Ultradata supplies directions to travelers through portable units. Our products are based on our patented data compression technology. For several years, Ultradata has manufactured and marketed hand-held computers which provide travel information (directions, services, amenities, etc.), edited for particular markets. Early this year we began the introduction into the market of our automotive GPS-based (i.e. "global positioning satellite") directional systems with the Travel*Star 24. Travel*Star 24 is a low-cost, portable navigation unit for the automotive after-market. The Travel*Star 24 is capable of calculating a route, following the route, providing audible turn-by-turn prompts, and locating over 300,000 services and amenities across the U.S.A. At a suggested retail price under $400, the Travel* Star 24 should compete favorably with existing products with similar capabilities, which generally sell for $600 and up, as well as with the original equipment systems that are priced in the thousands of dollars.

     Ultradata has only one office, which is located at 9375 Dielman Industrial Drive, St. Louis, Missouri 63132. Our telephone number is 314-997-2250.

The Selling Shareholders

     Four shareholders are using this prospectus to sell shares of Ultradata common stock to the public. Three of them acquired the shares as a result of a private financing of Ultradata in May, 2000. The fourth was a partner with Ultradata in a joint venture called "Influence Data L.L.C.," which operated the DriveThere.com Website until the end of 2000. We gave our partner an option to purchase Ultradata shares to encourage its dedication to the joint venture.

Outstanding Shares

     Ultradata has issued two classes of stock: common stock and Series A Convertible Preferred Stock. On the date of this prospectus there were 3,249,533 shares of common stock outstanding, and 16 shares of Series A
Convertible Preferred Stock.   In addition, there are warrants and options
outstanding that could lead to additional shares of common stock being issued, as well as convertible promissory notes in the principal amount of $1,622,323. We cannot determine at this time the number of additional shares that could be issued, because conversion of the notes is based on the future market price of our common stock.

Summary Financial Information

     The information for 2000 and 1999 and the six months ended June 30, 2001 and 2000 is derived from the financial statements included at the end of this prospectus. The information for the six months ended June 30, 2001 and 2000 has not been audited, but, in our opinion, we have made all adjustments necessary for a fair presentation of the financial results for those quarters. Results for the six months ended June 30, 2001 are not indicative of the results that can be expected for the year.


Statement of Operations

				Year Ended             Six Months Ended
			   --------------------     ----------------------
			   12/31/00    12/31/99     6/30/01     6/30/00
						  (Unaudited) (Unaudited)

Net Sales                $ 6,301,236  $ 5,425,762  $   696,454   $ 1,063,107

Cost of Sales              4,516,970    3,151,046      414,650       722,544
----------------------------------------------------------------------------
Gross Profit               1,784,266    2,274,716      281,804       340,563

Research & Development       371,554      358,357      225,360       172,090

Selling, General &
 Administrative            2,892,867    3,734,675    1,346,802     1,202,438
----------------------------------------------------------------------------
Operating Loss            (1,480,155)  (1,818,316)  (1,290,358)   (1,033,965)

Other Income/(Expense)      (232,348)     191,302       29,508      (123,002)

Income Tax Expense                 -     (370,236)           -             -
----------------------------------------------------------------------------
Net Loss                 $(1,712,503) $(1,997,250) $(1,260,850)  $(1,156,967)
============================================================================

Net Loss Available to
 Common Shareholders      (3,169,128)  (1,997,250)  (1,352,519)   (2,216,714)
============================================================================

Net Loss Per Share       $     (1.00) $     (0.64) $     (0.42)  $     (0.71)
============================================================================

Weighted Avg. Number
 of Shares Outstanding     3,168,186    3,122,138    3,214,209     3,144,051
============================================================================


Balance Sheet Data           12/31/00        12/31/99         6/30/01
							    (Unaudited)
-----------------------------------------------------------------------
Working Capital           $ 4,910,759     $ 4,455,812       $ 3,576,084

Total Assets                7,043,245       7,308,792         5,409,978

Long-term Liabilities          93,549         130,406             2,488

Total Liabilities             476,864         549,084           258,530

Shareholders' Equity        6,566,381       6,759,708         5,151,448




			       RISK FACTORS

     You should carefully consider the risks described below before buying our common stock. If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

     We may not become profitable.

     During 1998, 1999 and 2000 combined, we lost over $6.0 million. Our working capital was reduced from $10 million to $4 million. In the first half of this year, we lost an additional $1,260,850. Unless our sales increase significantly, we will continue to sustain losses.

     If the products that we are introducing in 2001 are not successful, the future viability of our business will be in doubt.

     In the past three years, our sales have fallen sharply, we have significantly reduced our working capital, and the price of our common stock is less than ten percent of its price three years ago. Many people, both inside our company and in the investment community, consider our entry into the GPS market and the Internet market (through Travel*Star 24 and Rand McNally Triplink, respectively) as the test of our ability to develop and grow as a company. If we fail to capitalize on those opportunities in 2001, whether due to poor planning or factors beyond our control, we will end the year with our working capital seriously depleted, and our failures will likely prevent us from obtaining additional capital.

     Our sales are highly seasonal, which limits our growth.

     Retailers continue to categorize our Road Whiz products in the "gifts" niche. As a result, we realize the majority of our sales in the fourth quarter, attributable to holiday shopping. During 2000, we realized over 41% of our sales in the fourth quarter. We expect similar seasonality during 2001. The seasonality of our sales will be alleviated only if we can convince retailers to market our Road Whiz products throughout the year or if our new products develop significant year-round sales. This seasonality limits our growth. It also makes our company unattractive to investors, due to the fact that we can show positive financial results for only one quarter each year.

     Our borrowing capacity is limited, which makes it difficult for us to finance our orders.

     Our ability to finance the manufacturing needed to fill purchase orders depends on our ability to borrow money, secured by our working capital. In July 2001, our primary lender did not renew our $1 million credit line. We have replaced that line with a $500,000 accounts receivable factoring arrangement, to fund the orders we are receiving for the holiday season. If we are unable to obtain credit in the future, it could prevent us from filling orders, which would have a serious negative effect on our marketing relationships.

     Our primary marketing strategy is to sell our products to mass market retailers. This makes us dependent on a small group of large customers for most of our sales.

     Our decision in 1998 to focus our marketing efforts on mass market retailers has increased the percentage of our revenues attributable to large customers. In 1999 four customers each accounted for over 10% of our revenues. In 2000 two new customers accounted for 72.4% of our sales and four customers (including only one of the four largest in 1999) accounted for almost 90% of our sales. We expect a similar pattern in 2001 and thereafter. This situation creates a risk that a significant customer may use its importance to force us to lower prices. In addition, our dependence on major customers means that the loss of business from one or more major customers could adversely affect our financial results.

     Several large marketing enterprises have become involved in the GPS market. We will attempt to compete in this market with relatively meager resources, and could be defeated by the efforts of one or more of our competitors.

     A product that performs substantially all of the functions of Travel*Star 24 could appear on the market tomorrow, at the price we intend to charge for Travel*Star 24 . Indeed, the success of Travel*Star 24, should it occur, is likely to propel the introduction of competitive products into the market. If the introduction of a comparable product were financed aggressively, Ultradata could find itself unable to market Travel*Star 24 profitably.

     We may require additional funds to complete development of our GPS/Internet products.

     We are only now initiating development of our GPS/Internet products. As with any engineering development projects, we cannot predict with assurance the cash that will be necessary to complete the development of these products. If the funds necessary to complete the GPS/Internet project exceed our cash resources, we will have to seek additional financing. If the funds are raised by issuing equity securities, you may experience a dilution of the value of your shares. If the funds are raised by issuing debt, we may be subject to a heightened risk of insolvency. The worst result would be if the necessary funds could not be obtained. In that event, we could be forced to curtail or terminate our development efforts.

     We will require additional financing if Travel*Star 24 is successful, in order to fund new orders.

     If the introduction of Travel*Star 24 leads to a large demand for that product, we may need additional funds to pay the costs of manufacturing
inventory.   We will then have to either sell additional equity or finance the orders by some other means. If we are unable to secure the necessary financing, our efforts to establish Travel*Star 24 in the GPS market could be severely hampered.

     We have limited experience in the automotive after-market. Our lack of experience may cause us to underestimate the challenges facing us in those markets.

     Our plan is to improve our financial performance by expanding our operations into new markets. This strategy carries the risk of the unknown. Many of our present customers could become customers for Travel*Star 24. However, we expect to also distribute Travel*Star 24 through marketing channels, such as auto parts dealers, with which we have limited experience. We may not anticipate circumstances involving competition, marketing strategy, regulation, or technology that prove harmful to our program for growth.

     Competition for qualified personnel in the GPS, wireless, and Internet industries is intense. If we are not able to hire and retain skilled personnel, our plans for growth could be thwarted.

     Competition for highly skilled engineering and marketing personnel is intense because there are a limited number of persons available with the necessary technical skills and understanding of our products and markets. In particular, we are always actively seeking engineers with experience in GPS and wireless applications, and they are in short supply. Our plans for development will not be realized unless we are able to hire and retain the necessary personnel.

     Our future could be adversely affected, if we lost the services of our Chief Executive Officer.

     Monte Ross has been the primary architect of our business strategy and marketing program. If his services were not available to us, Ultradata would likely be adversely affected until a replacement could be found. We have an employment agreement with Mr. Ross, the term of which expires on October 1, 2003. The agreement provides that Mr. Ross may not compete with Ultradata for one year after termination of his employment.

     There is no market maker providing strong support for our common stock. As a result, the common stock is low-priced, thinly traded, and subject to relatively wide swings in price.

     For most of the past three years, with the decline in the Ultradata's business results, interest in our common stock within the investment community has waned. This situation was exacerbated in 2001, when our common stock was removed from Nasdaq to the OTC Bulletin Board. Many brokerage firms will not recommend a security that is quoted only on the OTC Bulletin Board, which further limits interest in our common stock. Unless interest in the common stock is sustained and a thriving market for the common stock reemerges, you may find it impossible to sell Ultradata shares at a profit, and may find it difficult to sell them at all.


     The Convertible Notes may be converted into large numbers of shares of common stock, which would dilute the value of your shares.

     Ultradata has issued Convertible Promissory Notes with a face value of $1,622,323. Until Ultradata pays down the Notes in full, the principal and interest on the Notes may be converted into common stock. The conversion price is either 70% or 75% of the average closing bid price for the five days preceding the conversion. If the average were $.28 (as it was on September 5, 2001), the principal amount of the Notes would be convertible into 8,277,158 shares of common stock, which would represent 72% of the outstanding shares. This conversion cannot happen all at once, as the Notes cannot be converted during any 90 day period into more than 20% of the trading volume for the common stock during the preceding 66 trading days. But, over time, conversion of the Notes could theoretically convert into 99% of the outstanding common shares, which would render your shares virtually worthless.

		      YOU SHOULD NOT RELY ON
		    FORWARD LOOKING STATEMENTS

     This prospectus contains a number of forward-looking statements regarding our future prospects. Among the forward-looking statements are descriptions of our plans to develop the market for the Road Whiz line of products, to introduce GPS products to the market, and to develop products based on a GPS/Internet technology. These forward-looking statements are a true statement of our present intentions, but are neither predictions of the future nor assurances that any of our intentions will be fulfilled. Many factors beyond our control could act to thwart Ultradata in its efforts to develop and market its products, including factors discussed in "Risk Factors"
as well as factors we have not foreseen.   In addition, changing circumstances
may cause us to determine that a change in plans will be in the best interests of Ultradata.


			 DIVIDEND POLICY

     Ultradata has never paid or declared any cash dividends on its common stock and does not foresee doing so in the foreseeable future. The financing received from the sale of preferred stock in May of 2000 resulted in the computation of imputed dividends provided in the form of warrants, options, and stock deemed to be inducements to purchase the preferred stock. These dividends do not affect our earnings from operations, but are included in the earnings-per-share available to common shareholders computation on our Statement of Operations. We intend to retain any future earnings for the operation and expansion of our business. Any decision as to future payment of dividends will depend on the available earnings, our capital requirements, our general financial condition, and other factors deemed pertinent by the Board of Directors.


			 CAPITALIZATION

Outstanding Derivative Securities

     On the date of this prospectus, there were 3,249,533 shares of common stock outstanding. However, there were also options, warrants, convertible preferred shares and convertible notes outstanding that could lead to the issuance of additional common stock. The following table identifies these outstanding derivative securities. The number of shares into which the Series A Preferred Stock and the Convertible Notes are convertible depends on the market price of the common stock at the time of conversion. In addition, because Ultradata is required to make monthly payments to the holders of the Convertible Notes, only a portion of the Notes, if any, will be converted into common stock - and that portion cannot be predicted. In this table, we are presenting the number of common shares that would be issued if the Preferred Stock were converted at a conversion price of $.196, which was the conversion price applicable on September 5, 2001. As to the Convertible Notes, we are providing the range of possible conversions, from no conversions to the maximum number into which the Convertible Notes could convert over time if the present conversion price remained unchanged.

					 Number of Common
Derivative Security                      Shares Issuable
---------------------------------------------------------------------
Incentive Stock Options, exercisable at
 $1.50 to $7.39                                334,025
Options/Warrants, exercisable at $1.50 to
 $5.00                                         906,506
Series A Preferred Stock                        81,963
Option to purchase 160 shares of Series
 A Preferred Stock, exercisable at
 $1,000 per preferred share                    819,636
Convertible Promissory Notes            0 to 8,277,158
			       -----------------------
Total                          2,189,451 to 10,466,609 (40% to 76%)

Common Shares Currently
 Outstanding                                 3,249,533 (60% to 24%)
			       -----------------------
			       5,438,984 to 13,716,142 (100%)

Exchange Agreement

     On May 16, 2000, we sold 1600 shares of Series A Preferred Stock to two Toronto-based investment funds: BH Capital Investments, L.P. and Excalibur Limited Partnership. At the same time, we sold them warrants to purchase 478,506 shares of common stock for $5.00 per share. The total purchase price for the securities was $1,600,000.

     In August, 2001, we exchanged Convertible Promissory Notes in the principal amount of $1,748,120 for 1408 shares of the Series A Preferred Stock held by the two funds. (We had previously redeemed 164 shares of the Series A Preferred Stock, and the stockholders had previously converted 28 preferred shares into common stock.) Since that time we have reduced the principal amount of the Notes to $1,622,323. At the time of the exchange, we also exchanged warrants exercisable at $1.50 per share for the $5.00 warrants issued in 2000.

     A number of penalties have been built into the Exchange Agreement to compensate the funds if we fail to satisfy our covenants. The most significant of the penalties are:

     (1) If the SEC has not declared effective the registration statement containing this prospectus before October26, 2001, we must pay the funds an amount for each day of delay equal to .0005 times the closing ask price times the number of shares which the funds could acquire on conversion and exercise of the securities they purchased at the first closing.

     (2) If the funds are unable to convert any portion of the Convertible Promissory Notes into freely-tradeable common stock, because this prospectus is not available or for any other reason, the funds can force us to redeem the amount of interest and principal that could not be converted. The redemption price would be equal to the number of shares of common stock that the funds would have received on conversion multiplied by the five day average closing ask price.

Market for the Common Stock

     Our common stock is listed for quotation on the OTC Bulletin Board under the trading symbol "ULTR." Until June 27, 2001 the common stock was listed on the Nasdaq SmallCap Market. Between June 27, 2001 and August 28, 2001, it was quoted only on the Pink Sheets. The following table sets forth the bid prices for our common stock as quoted on Nasdaq or the Pink Sheets for the eight quarters starting January 1, 1999 and ending December 31, 2000 and the first two quarters of this year. The prices stated represent prices between dealers, and do not include retail mark-up, mark-downs, or commissions, and may not necessarily represent actual transactions.




				   Bid
			     High         Low
-------------------------------------------------
Quarter Ending

March 31, 1999               $  2.75      $ 1.44
June 30, 1999                $  2.00      $  .94
September 30, 1999           $  2.00      $ 1.38
December 31, 1999            $  2.06      $ 1.13

March 31, 2000               $ 16.13      $ 1.00
June 30, 2000                $  6.94      $ 2.12
September 30, 2000           $  1.75      $ 1.75
December 31, 2000            $  1.38      $ 1.06

March 31, 2001               $  1.63      $  .81
June 30, 2001                $  1.13      $  .30


     Our shareholders list contains the names of 103 registered shareholders of record. Based upon information from nominee holders, we believe the number of owners of our common stock exceeds 3,000.

	    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
	 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our Financial Statements and the notes to the Financial Statements, which appear at the end of this prospectus. A summary of the Financial Statements appears in the Prospectus Summary at the beginning of this prospectus.

     Overview

     One factor has been dominant in causing our poor financial results over the past two years: our inability to sustain the high level of sales of the hand-held products at upscale retail prices that we realized in 1996 and 1997. Beginning in 1998, we have been transforming our marketing efforts away from a primary focus on the "upscale" market. Initially we devoted a large portion of our effort to direct marketing through magazines, mailers and bill inserts, as well as by televised appearances on the QVC Shopping Network. This strategy generally proved to be a mistake, as the cost of the marketing effort often exceeded the revenue we obtained from it. The one exception was our on-going relationship with QVC, which was the source of over 20% of our revenue in 1999 but no revenue in 2000. We expect QVC to again be a significant source of revenue in 2001.

     In 1999, therefore, we again shifted our focus, this time to mass market retailing, of the sort you associate with Kmart, Kohl's, and Target Stores, to name three of our new mass market customers. The reduction of our prices to
mass market levels required major adjustments to our cost structure.   So,
during the second half of 1999 and into 2000 we made the cuts and streamlined. The change in marketing strategy toward mass market retailers and private brands made efficiencies possible that were unavailable when we were focused on an upscale market involving direct sales and specialty retailers. The three primary changes facilitated by this conversion were:

    * a significant reduction in overhead expenses as a result of the relative efficiency of marketing through mass market retailers. The reduction included a 20% reduction in our labor force, reductions in executive compensation, and a more efficient use of our facility that, combined, brought our overall personnel cost down by 27%

    *  significant reductions in advertising and marketing expense; and

    * development of new supplier relationships facilitated by the higher unit volumes involved in mass market retailing. These new relationships have resulted in dramatic decreases in product cost through the application of "chip-on-board" manufacturing processes, and have reduced assembly labor costs. At year-end 1999 raw product costs had been reduced by as much as 40% for some products.

     The positive benefits of these adjustments to our cost structure began to be realized in the 4th quarter of 1999, when we achieved income from
operations on a quarterly basis for the first time in two years.   However,
the worldwide shortage in read-only memory (ROM) chips that lasted through most of 2000 frustrated our movement toward profitability. For Ultradata, the result of the chip shortage was a $767,400 increase in our payments for chips. Nevertheless, our overall results for 2000 indicate that we are heading in the right direction, as we significantly reduced operating loss despite the increased chip expense. Our plan, therefore, is to continue to pursue mass market outlets for our handheld travel computers, with the expectation that the reorientation of our marketing focus and the ancillary restructuring of our cost structure will eventually stabilize our handheld travel computers as a profitable line of business. Once we have re-established the handheld units as a stable foundation for our business, we can then devote our financial resources to our development projects without fear of being left without adequate resources to sustain operations.

Results of Operations

     Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000.

     Operating results for the first half of 2001 were not significantly different from the first half of 2000. Handheld travel computers, which were our only product offerings until this summer, continue to be promoted primarily as gift items. Sales are, therefore, heaviest in the 4th quarter holiday season, with some surges during the summer travel months. The first half is, therefore, generally a period of minimal sales, having represented less than 17% of annual sales during 2000. Based on the orders received and anticipated for the 2001 holiday season, we expect that the meager sales reported for the first half of 2001 will represent an even smaller percentage of year 2001 sales. On the other hand, we expect the seasonality of our sales to level out to some extent during the coming years due to expansion of our product line into GPS navigation systems and Internet appliances.

     Sales. During the first six months of 2001, net sales totaled $696,454, 34% less than the $1,063,107 in sales recorded in the first half of 2000. Because our products have been niched as "gifts," however, sales volume in the first half of the year is heavily influenced by orders for specialty items. Historically, therefore, there is no correlation between sales recorded in the first half and sales recorded for the year. In addition, our introduction of the Rand McNally Triplink and the Travel*Star 24 late in the first half had minimal impact on first half sales. We anticipate some impact on second half sales from both of these new products.

     Gross Profit. Gross profit margin for the first half of 2001 was 40% of sales compared to 33% for the first half of 2000 and 28% of sales for the entirety of 2000. Gross profit in 2000 was low primarily due to higher cost of microchips resulting from the chip shortage in 2000. Early in 2001, we continued to experience higher microchip prices, which caused our gross margin to fall short of the benchmark of 44% that we established in 1999 and 1998. For the remainder of 2001 we expect microchip prices to continue to decrease. So we expect our gross margins to gradually increase towards that benchmark.

     S,G&A Expense. Selling expenses increased somewhat from the first half of 2000 ($167,448) to the first half of 2001 ($205,982). The increase was primarily attributable to the initial royalties paid to Rand McNally on Triplink sales and to the commissions being paid to IdeaVillage on sales to Wal-Mart, which became a customer in the second quarter of this year. General and administrative expenses were virtually unchanged from half to half.

     R&D Expense. Research and development expense in the first half of 2001 increased by 31.8% over the first half of 2000. The increase was attributable to the amortization of the Travel*Star 24 software placed into service during 2001.

     Ultradata posted a net loss from operations of ($1,290,358) for the six months ended June 30, 2001 compared to a net loss from operations of ($1,033,965) for the six months ended June 30, 2000.

     Other Income. Other income for the first half of 2001 totaled $29,508 compared with an expense of $123,002 for the same period in 2000. During the first half of 2000, we recorded a loss of $269,596 attributable to our investment in Influence Data, LLC. At the end of 2000, we wrote off all of the investment, since our joint-venture partner terminated its operational support of the venture. As a result, "Equity in earnings of affiliates" for the first half of 2001 represents only our interest in Talon Research and Development Ltd. Talon's contribution was $5,568 for the first six months of 2001, compared with $144,508 for the first six months of 2000. The reduction in Talon earnings is primarily attributable to a four-fold increase in research and development. The increased R&D activity by Talon is intended to support Talon's entry into the U.S. market with its Navman line of marine products, as well as a general modernization of its product line.

     As a result of the foregoing, Ultradata posted a net loss available to common shareholders of ($1,352,519), or ($0.42) per basic and diluted common share, for the six month period ended June 30, 2001. In contrast, for the first six months of 2000 we posted to a net loss available to common shareholders of ($2,216,714), or ($0.71) per basic and diluted common share. As a result of the sale of Series A Preferred Stock in May 2000, Ultradata was required to record an imputed dividend of $1,059,747 during the first half of 2000, and an imputed dividend of $91,669 during the first half of 2001. The exchange of 99% of the Series A Preferred Stock for Convertible Promissory Notes in August, 2001 will, for all future reporting periods, eliminate 99% of the imputed dividends. However, until the Convertible Promissory Notes are converted or paid, we will be required to record as an expense both the 11.25% annual interest on the Notes and a monthly accrual of approximately $9,900 by reason of the 10% premium that will be added to principal outstanding on June 1, 2002.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Sales.  Sales for 2000 increased by $875,475, or 16.1%, to $6,301,236 from $5,425,761 in 1999. Over 92% of 2000 sales were attributable to mass-market retailers, compared with 54% in 1999. Our plan is to pursue additional mass-market outlets, and to continue the growth of sales in this fashion. To this end, in April 2001 we added one more major retailer to our customer list, bringing to 5,000 the number of stores carrying the Ultradata products. Sales in 2001 should also be aided by our Triplink joint venture with Rand McNally, although the full market program will not commence until September. On the other hand, the fact that a small number of customers accounts for nearly all of our sales puts us at the risk that loss of a customer could reduce or reverse sales growth

     Gross Profit. We have made considerable improvements in the efficiency of manufacturing operations during the past two years. Nevertheless, our gross margin in 2000 fell to 28.3% of sales, compared to 41.9% of sales in 1999, resulting in a $490,450 reduction in gross profit. The reasons for the reduction were:

     * The worldwide shortage of read-only memory (ROM) chips caused us to pay $767,400 more for chips in 2000 than we would have paid at 1999 prices. Indeed, if the price of chips had remained stable, our gross margin for 2000 would have been 40.5%, an insignificant reduction from 1999.

     * The fact that 72% of our sales were attributable to high-volume syndicators, who market at relatively low margins.

     * The write-off of $150,000 in excess obsolete inventory in the last quarter over and above our allocation of $11,000 per month.

     We expect sales during 2001 to be spread among a wider number of customers than in 2000. Moreover, chip prices for 2001 are expected to approach 1999 levels. Therefore, we expect a gross margin over 44% to be achievable.

     Inventory. One problem that has plagued us for several years has been the obsolescence of inventory that occurs as our markets change. At the end of 2000 we incurred a substantial write-off when we discontinued the Ultrafinder product, rendering parts inventory specific to that product obsolete. For the year we recorded $264,717 in reserves against obsolescence, including $238,303 due to the discontinuance of product lines (Ultrafinder, Sears Pathfinder, Road Mate, Road Whiz Companion, etc.). By comparison, in 1999 we recorded $202,705 in reserves against obsolescence, including $135,568 due to the discontinuance of product lines (POIS, Greensfinder, etc.).. In earlier years, particularly at the end of 1998, inventory obsolescence resulted in sizeable write-offs which resulted in a decrease in our net worth. Inventory write-offs are a particular problem as they tend to skew the year-to-year comparisons of our financial results.

     Late in 1999, we implemented a program that could significantly reduce the problem of obsolete inventory. We contracted to barter our slow-moving inventory. Under this arrangement, we transferred the inventory at fair value in exchange for print advertising credits. The arrangement requires us to purchase $2.50 in advertising for every $1.00 of credit, which means we make a commitment of $1.50 in cash. So, while this arrangement has committed us to purchase $620,640 in print advertising, our cash commitment is only $372,384.

     Our plan is to use the barter credits in connection with the introduction of new products. During 2000, however, we had no new product introductions. So none of the barter credits were used during 2000. As a result, we were unable to use the barter arrangement at the end of 2000 to alleviate the effects of our discontinuance of Ultrafinder, since it would not have been appropriate to increase our advertising commitment beyond its existing level. In 2001 we have begun to use the barter credits in connection with the promotion of the Rand McNally Triplink , and expect to use more of the credits later in the year as we expand the introduction of Travel*Star
24.

     S,G&A Expense. As discussed in the "Overview" above, our reorientation to lower-priced mass market sales enabled us to initiate cost-cutting measures during 1999. For the most part, these measures became effective only in the second half of 1999, and our financial results for that year suffered from the inefficiencies that are customary in a transition period. During 2000, the benefits of the restructuring became more evident. Important among our efforts to restructure expenses were:

     * We reduced our workforce, so that by the end of 1999 our personnel expense had been reduced by 27%;

     * We reduced our facilities expenses, since mass market retailing does not require the personnel or the space that is necessarily devoted to customer service in a direct marketing business;

     * We reduced our selling expense from $2,931,150 in 1998 to $612,428 in 2000, although sales in 2000 were only 10% less than in 1998. The reduction was achieved primarily by moving from our expensive direct mail and advertising programs to a strategy of employing joint advertising strategies with our mass-market customers.

     During 2000, we altered our method of accounting for advertising allowances and slotting fees, as required by EITF issue number 00-25. The effect of the change was to reduce revenues by the amount of these allowances and fees, where we had previously accounted for them as selling expenses. The resulting change affected revenues and gross margins but had no effect on net earnings. For 2000, $184,166 was subtracted from revenue, gross margin, and selling expenses, as compared to $140,865 for 1999. Our Statement of Operations for both 2000 and 1999 reflect this change, in order to present valid comparisons of results.

     Our general and administrative expense increased 10.5% from 1999 to 2000, less than the 16.1% increase in sales. General and administrative expenses were increased in 2000, however, by a write-off of $112,556 in bad debt owed by a single customer. Early in 2001 the customer advised us that it had experienced a severe financial setback in the 4th quarter of 2000, and that its ability to pay its debt to Ultradata was in doubt. Prior to that correspondence, we had considered the customer to be fully capable of paying the receivable.

     At the end of 1999, on the other hand, general and administrative expenses had been increased by adjustments totaling $58,234 (consisting of a $46,614 write-off of a prepaid commission, an accrual of $45,077 in vacation expense due to a change in our employee vacation policy, and an adjustment of $6,543 to equity-based compensation, which were offset in part by a credit of $40,000 due to the cancellation of a consulting contract and reversal of the related expense accrual). If these one-time adjustments in 1999 and the $112,556 debt write-off in 2000 were eliminated , the increase in general and administrative expense from 1999 to 2000 would have been 8.1%.

     Research and Development Expense. Our research and development expense in 2000 was not significantly different than in 1999. Our R&D efforts were increased, however, in the second half of the year, utilizing for this purpose the proceeds of our sale of preferred stock in May 2000. The increased activity is reflected in our capitalization of $143,689 of costs in 2000 for the internally developed software tools necessary for Travel*Star 24. This brought the total capitalization balance to $274,604, to be amortized over 5 years starting in 2001.

     Other Income (Expense). During 2000, Talon Research and Development Company, Ltd. ("Talon") achieved a 55% increase in sales and a 40% increase in earnings compared to 1999. At the same time, however, Talon adopted an Employee Stock Ownership Plan (ESOP) during 2000. The issuance of shares to the ESOP resulted in a reduction of our share of Talon's equity to 22.6% from 24.9%. Therefore, our share of Talon's earnings for the year was offset, in part, by the amortization of goodwill that followed from the reduction in our equity in Talon. Talon, therefore, contributed $46,273 toward reducing our "Equity in losses of unconsolidated affiliates" in 2000. In 1999 we reported a loss of $9,585 from our ownership of Talon. The loss in 1999 had been the result, in part, of offsetting our share of Talon's earnings by an amortization expense of $71,081.


     The financial results that Talon reports cannot be directly reflected in our financial statements, but must be adjusted to comply with U.S. accounting rules. The most significant adjustment arises from the fact that research and development expenses of the type incurred by Talon may be capitalized under New Zealand GAAP, but must be expensed under U.S. GAAP. Among the adjustments recorded to reflect our equity in Talon's results for 1999 was an adjustment to reflect differences in U.S. and New Zealand accounting principles, most of which was recorded in the fourth quarter in the amount of $186,620. This adjustment offset Talon's earnings and resulted in the loss recorded in 1999 from our interest in Talon.

     Near the end of 2000, our joint venture partner in Influence Data, LLC, declared that it was unable to support the operations of DriveThere.com, as the partner's overall business had been seriously impaired by the collapse of the "dot com" market. We are reviewing with the partner possible avenues for realizing value from the Website. In the meantime, however, we have written the book value of our equity in Influence Data, LLC, down to zero. The net effect of our interest in the joint venture, therefore, was an expense during 2000 of $286,610 included in "Equity in losses of unconsolidated affiliates" and a one-time write-off of $225,039 shown as "Impairment of investment". During 1999, by comparison, the fourth quarter adjustments that we recorded as a result of our interest in Influence Data, LLC included $60,386 representing our share of Influence Data's loss for 1999 and $11,147 representing amortization of our investment.

     Total other expense amounted to $232,348 for 2000, as compared to other income of $191,301 for the year ended December 31, 1999. Besides the effect of our loss in equity in Influence Data, LLC, the year-to-year comparison was affected by $127,473 in royalty income realized in 1999 from a promotion by Idea Village in connection with Radio Shack, which was not repeated in 2000.

     Net Loss. In 1999 we had a loss before taxes of $1,627,014. However, because of our continuing losses, we decided that it would be appropriate to take a reserve against the value of our deferred tax asset. This tax asset had been built up in previous years, representing the value that our tax loss carryforwards will have in future years. The reserve we took in 1999, which increased our loss by $370,236, reflected the fact that the carryforwards will never be of value unless we become profitable. Although we believe that we will become profitable, we considered the reserve appropriate in light of our historical losses . As a result, our net loss in 1999 was $1,997,250, or $0.64 per basic and diluted share.

     Our net loss for 2000 was $1,712,503, or $0.54 per basic and diluted share. However, in 2000, we were required to record an imputed dividend of $1,456,625 as a result of our sale of Series A Preferred Stock in May 2000. For that reason, we have recorded a "net loss available to common shareholders" of $3,169,128, or $1.00 per basic and diluted common share.

Liquidity and Capital Resources

     Our working capital has atrophied substantially over the past three years due primarily to our operating losses. At June 30, 2001 we still had over $3.5 million in working capital, which we believe to be substantially greater than most companies of our size. Our available cash on that date, however, had dwindled to $231,859, due to the fact that our operations consumed $1,463,413 in cash during the first six months of this year. In addition, our $1 million credit facility with Southwest Bank of Missouri expired on July 1, 2001 and was not renewed.

     Since that date, however, we have taken steps to provide Ultradata with the cash resources we will need to fund operations until revenues from holiday season sales are received. On July 3, 2001 we entered into a financing arrangement with KBK Financial which will provide us up to $500,000 based on the sale of certain accounts receivable to KBK Financial. Then in August, 2001 we arranged for the release of the restrictions of $765,000 that we had pledged to support Talon's credit. Those two situations should provide us the cash necessary to fund operations until holiday season revenues are received, beginning in November.

     Operations during the first six months of this year used $1.46 million in cash. Operations in the first six months of 2000 produced $46,941 in cash. The use of cash this year, however, in part reflected optimism about the direction Ultradata is taking. During the first six months of this year we increased our inventories by $433,859 in anticipation of fourth quarter sales. During the first six months of 2000 we reduced inventories by $199,831. In addition, we used cash this year to reduce our liabilities by $131,004, compared to an increase of $56,409 during the first half of 2000.

     Our liabilities were equivalent to nine percent of our current assets at year-end and less than seven percent of our current assets at June 30, 2001. Since we rely on outside vendors for all of our manufacturing, our operations do not require substantial capital expenditures other than for the periodic purchase of tooling, test equipment, and fixtures. During 2000, our capital expenditures were limited to the $168,638 we invested in development of software tools for Travel*Star 24 and our contributions to Influence Data (which terminated operations at year-end). At June 30, 2001 we had no material capital spending commitments outstanding

     Our cash position was aided in 2000 by the sale of 1600 shares of Series A Preferred Stock and common stock warrants to two investment funds for $1,600,000. During 2001, we have repurchased 164 of the shares and an additional 28 have been converted into common stock. In August, 2001 we exchanged 11.25% convertible promissory notes with a face value of $1,748,120 for the remaining 1408 preferred shares. Ultradata paid $140,000 towards the notes in September, which reduced the principal amount to $1,622,323. We will satisfy the remaining interest and principal on the notes with payments of $70,000 in October, and $90,000 per month thereafter. The notes are convertible into common stock on the same terms as the Series A Preferred Stock, except that cumulative conversions are limited to 20% of the trading volume for the 66 trading days preceding conversion. Ultradata made this arrangement in order to reduce the threat of massive dilution that the Series A Preferred Stock posed to potential investors in our common stock. We do not believe that the payments will adversely affect our ability to fund our operations.

     We do have sufficient working capital to sustain our operations, provided that we can stop the atrophy in our handheld business through our new strategy of developing mass market customers and opening new distribution channels.

Impact of Accounting Pronouncements

     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 requires derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives should be recognized in either net income or other comprehensive income, depending on the designated purpose of the derivative. The adoption of this pronouncement did not have any effect on our financial position or results of operations.

     The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 141, "Accounting for Business Combinations," establishes accounting and reporting standards for business combinations. This statement is effective for all fiscal quarters of fiscal years beginning after June 30, 2001. We believe that Ultradata's adoption of Statement No. 141 will not have a material effect on our financial position or results of operations.

     The Financial Accounting Standards Board has also issued Statement No. 142, "Accounting for Goodwill and other Intangible Assets," which establishes accounting and reporting standards for goodwill and other intangible asset amortization. This statement is effective for all fiscal quarters of fiscal years beginning after June 30, 2001. We have not yet determined that effect, if any, this Statement will have on our financial position or our results of operations.

			     BUSINESS

Overview

     Since 1987 we have been engaged in the business of manufacturing and marketing handheld computers that provide travel information. The products are based upon a data compression technology that we developed, portions of which we have patented. Recent developments in communications technology have opened up new opportunities for us to use our technology. Therefore, we still sell our handheld computers, but over the past three years we have been expanding the scope of our operations:

     * In 1998 we acquired an 18.9% interest in Talon Research &
       Development, Ltd., which manufactured GPS ("global positioning satellite") antennas that can be combined with our database to create a variety of travel products. In 1999, we increased our interest in Talon, which currently stands at 22.6%.

     * In 1999 we helped to form a joint venture called Influence Data, L.L.C., which provided travel services, including directions, over the Internet. Influence Data is currently dormant, as our joint venture partner became financially unable to continue the project.

     * Early in 2001 we introduced, in joint venture with Rand McNally, the Rand McNally Triplink , a handheld computer that enables the user to download travel information from the Rand McNally Website.

     * During the first quarter of 2001 we shipped the first production units of our Travel*Star 24 , which combines our travel information with a GPS antenna to enable a driver to obtain his location and directions to his destination while he drives.

     * We have begun development of an enhanced version of our GPS product that will include a cellular transceiver to permit the driver to use the product to access the Internet while traveling.

     Our research & development expenses were $371,554 and $358,357 for the years ended December 31, 2000 and 1999, respectively.

Handheld Travel Computers

     The Road Whiz  Line of Products

     Our core business is a line (currently 7 products) of hand-held computers that utilize our proprietary data compression technology to provide a library of information in a pocket-size box. Most of the products contain travel information, customized to specific markets, and so the flagship products have carried variations of the trademark "Road Whiz ." Within the chip that powers a Road Whiz can be found information regarding over 100,000 services and amenities along the U.S. Interstate Highway System and directions on how to reach the service or amenity of choice. Some versions of the Road Whiz also contain information about services and attractions within the
cities linked by the Interstate Highway System.   The service information
provided by a Road Whiz product includes directions and mileage to gas stations, hotels, motels, hospitals, and 24-hour restaurants, as well as highway patrol emergency numbers. We sell our handheld products through independent sales representatives, mass merchandise retailers, catalog companies, department stores, office supply stores, direct mail promotions, luggage stores and selected television shopping channels.

     Among the hand-held products we currently offer are the following:

     Road Whiz Plus and Auto Pilot provide complete routing information for over 90 cities, giving driving distances, driving time and detailed directions. Both products are designed to be marketed by mass merchandise retailers, such as Kmart and Kohl's. Ultra Road Whiz has similar capabilities, but is designed primarily for sale on the QVC television network and to Wal-Mart. In addition, we provide the Target Stores chain with a private-labeled unit named Car & Driver that contains the Road Whiz database.

     The Road Whiz RV Special adds to the standard Road Whiz features useful for an RV owner, such as the location of dump stations and the availability of parking for recreational vehicles at restaurants.

     AAA TripWizard is the product of a joint effort between Ultradata and the American Automobile Association (AAA). During 1998, we entered into an agreement with AAA to develop an expanded database to include AAA's diamond-rated restaurants and lodging facilities, AAA-approved auto repair, camp grounds and attractions, as well as the AAA ratings, where available, for the facilities in our proprietary Interstate database. This expanded database has been incorporated into a hand-held travel computer called the TripWizard . TripWizard is being marketed to AAA's affiliates, consisting of 93 clubs, 1,100 offices and over 41 million members in the United States, as well as to specialty retailers and Target Stores.

     The hand-held products generally retail between $19.95 and $49.95. We recommend that consumers update their units every one or two years, and sell the updates for $19.95 to $29.95 plus $4.95 shipping and handling.

     Our New Marketing Strategy

     After our initial public offering of securities in 1995, we were able to commence widespread marketing of the handheld products. We priced them to the upper range gift market ($49 to $129) and focused our marketing efforts on direct sales through television and print ads, as well as through a sales representative network. That strategy was successful in expanding our sales for three years, while the products were new to the market. The expansion of sales, however, did not bring with it a proportionate expansion of profits. Too many of our marketing techniques were only marginally profitable, and as our products lost some of their newness, marketing techniques such as direct mailing produced diminishing returns. For that reason, beginning late in 1998 we revised our marketing strategy. The products now generally retail for $19.95, and marketing is focused on mass market retailers and custom-branded private label units. At this price point, we hope to gain sufficient volume to achieve economies of scale with new low cost manufacturing methods, permitting us to operate profitably at a lower level of annual sales.

     Distribution through mass merchandise channels produced accounted for over 92% of our revenue in 2000. We expect that a small group of mass-market channels will continue to dominate the market for our handheld computer products. In April 2001 a new major retailer placed its initial orders for our products, informing us that it planned to carry our Road Whiz Plus in its stores on a plan-o-gram basis, which involves everyday sales and reorders of the product. This brings to 5,000 the number of stores carrying the Road
Whiz products. The following table identifies the customers to whom over 10% of our sales were made in either of the past two years as well as other mass market retailers that carry our products.

Channel of Distribution     2000 Sales   % of Sales   1999 Sales   % of Sales
------------------------------------------------------------------------------
Media Syndication Global   $ 2,449,300        38.9%    $       -           -%

Preferred Customer's Guild $ 2,111,625        33.5%    $       -           -%

Kmart                      $   454,270         7.2%    $  672,927       12.4%

Target                     $   602,420         9.6%    $  267,388        4.9%

QVC                        $         -           -%    $1,102,246       20.3%

United Marketing Group     $         -           -%    $  582,260       10.7%

Kohl's                     $         -           -%    $  575,184       10.6%

     Central to the new marketing strategy is our effort to develop a variety of distribution paths, so as to maximize our penetration of the potential market for our products. To date, in addition to our sales to retailers, the following types of distribution have been utilized:

     * Private Branding. The leading example of the private label marketing strategy was the introduction in 1998 of the AAA TripWizard as a joint venture with the American Automobile Association.

     * Direct Response Marketing. Our largest customers during 2000 were Media Syndication Global and Preferred Customer's Guild. These distributors specialize in multi-media direct response marketing and have resources and expertise that can achieve high sales effectiveness at relatively low promotional cost.

     * Licensing. In 1999, a Radio Shack promotion was organized by Ideavillage.com, which provided display advertising and point-of-purchase materials, as well as print and television advertising support. We developed a version of the Road Whiz labeled Auto
       Pilot for distribution by Ideavillage.com, which purchased the product directly from the assembler, except for key chips which are purchased from us. Ideavillage.com then paid us a royalty on product sales.

     * Marketing Partnership.   During 1999 the Road Whiz  line was expanded
       by the introduction of a unit we developed in cooperation with United Marketing Group, the organization responsible for the ITC-50 hotel discount booklet. That 50%-off hotel discount guide, which normally retails for $20, was embedded in a Road Whiz unit that had a suggested retail price of $39.95, but likely sells for $29.95 in mass markets. The product was marketed through a retail store chain and via a direct mail program organized by United Marketing Group.

     To date, our new marketing strategy has led to a significant reduction in selling and administrative expense, as the costs attendant to direct retail marketing have been eliminated. Our ability to increase sales in this fashion is, as yet, unproven, although the 16% increase in sales realized in 2000 is promising. Even though the exponential growth rate that we achieved in 1996 and 1997 is unlikely to be replicated, stabilization of our core business at even a modest level of profitability would provide a foundation on which we could pursue dynamic growth through our entry into the GPS and Internet markets.

     Database Research

     A broad and accurate database is essential to the success of our products. For this reason, we have developed a systematic approach to updating our Road Whiz database. At our corporate headquarters we employ three full-time database research specialists, who survey and digest publicly available geographic and demographic data provided, primarily, by travel services and Chambers of Commerce across the country. In addition, a significant part of the Road Whiz database is gathered and verified by our team of over 50 "Road
Helpers."   Road Helpers are generally retirees and others that travel extensively and report to us regarding the facilities they encounter. The data provided by the Road Helpers is, in turn, reviewed and augmented by our database specialists.

     Manufacturing

     We do not manufacture any of our products. We retain assemblers to manufacture the products. We procure the microprocessors and memory chips and other unique items, and supply them to the assembler.

     To date, there are two manufacturers to whom we have contracted most of our assembly work. Once each year, these manufacturers quote prices to us based upon estimated annual quantities. Then we place individual purchase orders for production. Our arrangements with these manufacturers - up to the point of a purchase order - are terminable at will by either party. If either or both of the manufacturers became unavailable to us, alternate sources would be readily available. Nevertheless, the sudden loss of one of the manufacturers or unanticipated interruptions or delays from present manufacturers would likely result in a temporary interruption to our planned operations.

     Backlog

     As of August 31, 2001 our total backlog was approximately $11,003, compared to backlog of approximately $1.8 million on August 31, 2000. The 2000 backlog consisted primarily of an order that one customer placed in July 2000, which has not been repeated this year. All of the current backlog is for delivery in 2001.

     Patents

     We own two patents that are utilized in our Road Whiz products. They provide us a technological advantage which, to date, has prevented any similar product from appearing. One patent covers our method of compressing data relating to travel information. This compression technology permits our travel products to store more data on smaller and less expensive memory devices. The second patent covers the methodology that enables our travel devices to account for changes that occur when the traveler crosses a state border.

     Competition

     To date, we have not faced significant competition in selling our handheld computer products. The primary reasons for the lack of competition are:

     * Our patented data compression technology permits the storage of unusually large volumes of information in low-cost devices.

     * Our database is unique, and it would be time-consuming to replicate it.

     * We have fourteen years of experience in developing this line of products, which gives us insight into the needs and desires of the traveling consumer.

     * We have a simple, low-cost design for our products, which employs a minimum of parts.

     * We have developed low-cost, but high quality manufacturing sources.

     * The devices that perform functions similar to those performed by our handheld products are considerably more expensive, and often lack the data quality of our products.

     These several factors have, thus far, served as a barrier to any effective competition with our handheld products.

GPS Products

     Talon Research & Development, Ltd.

     We own 22.6% of Talon Research & Development, Ltd., a privately-held enterprise located in Auckland, New Zealand. Talon manufactures and markets electronic components and marine instruments that incorporate Global Positioning Satellite ("GPS") receiver units. Among Talon's products are the GPS receiver and antenna used in our Travel*Star 24 . Talon sells these antennas to Ultradata at the lowest price it offers to any customer.

     Talon's sales in 2000 grew by 49% compared with 1999 sales. The prospects for continued growth at Talon appear promising. In February of 2000, Talon was chosen to replace Magellan as the GPS hardware supplier for certain models of the Palm Pilot, which opened a major sales channel as well as marking a significant shift in market power toward Talon. Meanwhile, Talon has been expanding the international distribution of its marine electronics products beyond its European base to South America, South Africa, and China, and is projecting significant growth in its marine electronics business as well as its OEM GPS receiver business. Currently, Talon is investing significantly in research and development, partially in anticipation of an entry into the U.S. market for marine navigation equipment.

     Travel*Star 24 GPS Auto Navigational System

     Taking advantage of our access to the Talon GPS receiver/antenna, we have developed a low cost, portable navigation unit for the automotive after-market, which we will market as the "Travel*Star 24." The Travel*Star 24 utilizes the Talon GPS receiver and antenna to pinpoint the longitude and latitude of the moving vehicle. The unit is capable of calculating a route, displaying visual directions and distance as well as audible turn-by-turn prompts and warnings when the driver strays from the route. The Travel*Star 24 also includes an expanded version of the proprietary and unique Road Whiz database, providing the driver directions to over 200,000 services across the U.S.A. As the driver travels, the GPS signals are referenced to the service database, so that the driver can instantly find businesses, hotels, service stations, rest stops, restaurants, hospitals, tourist attractions, airports, etc. in more than 250 metropolitan areas, as well as directions to over 12,000 smaller cities and towns.

     While there are a wealth of potential users for a GPS-based navigation system, we intend to target the Travel*Star 24 to the 12-volt automotive after-market, which currently consists of over 150 million vehicles and grows by 15 million vehicles annually.

     Currently, between 600,000 and 1,000,000 GPS-based navigation systems are sold annually. These include installed original equipment such as "Neverlost"and "Visteon," which are generally priced in the $2,000 range; low-end hand-held units of very limited capability (generally approximately $200); and middle market units priced in the $600 to $1,000 range. Examples across this middle range can be found in the lines of Magellan, Garmin and Lowrance. Travel*Star 24 will compete in this range, as we expect it to have an initial retail price under $400. But the Travel*Star 24 should have several competitive advantages over the middle market competitors:

     * Travel*Star 24 provides audible prompts, whereas the competitors use a "moving map" that requires the driver to take his eyes off the road;

     * No other product in the middle price range can compute routes - the routes must be entered by the user;

     * Travel*Star 24 can plan a route to 12,000 towns and cities;

     * Travel*Star 24 can be equipped with a low cost ($49.95) regional cartridge that is expected to provide block-to-block navigation;

     * Door-to-door, turn-by-turn directions from one address to another can be downloaded from a website through a PC to the Travel*Star 24; and

     * Travel*Star 24 incorporates Ultradata's proprietary data compression technology to provide directions to over 200,000 services, a functionality for which the competition offers nothing comparable.

     The Travel*Star 24 can easily fit into a briefcase or purse; so it is portable to any rental vehicle. Beta testing has been ongoing since December 2000, and we shipped the first production units in the first quarter of 2001. A date for full market launch has not yet been set.

     Patents

     We hold two additional patents that have potential utility in the GPS market. Patent 5,943,653 was awarded in August, 1999 and covers the delivery of electronic coupons in a handheld computer for discounts of services. The technology can be combined with the GPS locational function to cause time and site-specific coupons to be delivered to the driver offering, for example, a discount at the upcoming hotel. We would, of course, receive a fee for each customer that the hotel gained in this fashion.

     The other related patent, which was awarded in May of 1999, covers a method of integrating a GPS receiver into a radar detection device. By use of this patented technology, it becomes practical to eliminate many false radar detection alarms, as well as to provide audible warnings of speed zones.

Internet-Based Navigation

     The Rand McNally Triplink

     In June of this year we began marketing, in joint venture with Rand McNally, an Internet appliance that provides textual driving directions downloaded from the Rand McNally Website. Door-to-door driving directions to and from a multitude of locations can be downloaded and stored in the handheld unit, and later displayed by the unit one segment at a time, as needed. New data can displace old data any time the unit is reconnected to the computer. Thus, prior to each trip, the user can update his unit.

     The premium unit in our Triplink product line, the Rand McNally TriplinkTM, includes the Road Whiztm Interstate services database in pre-programmed memory as well as the download capability. The other unit in this line, the Rand McNally Pocket Triplinktm, is smaller and simpler, as it contains only the driving directions. This product family provides a low-cost, easy-to-use Internet appliance for Internet-connected computer users who travel.


     www.DriveThere.com

     In May of 1999 we formed a joint venture with Influence Incubator, LLC to create a vertical interest portal on the Web for travelers. The joint venture, of which we own 33%, launched its Website, www.DriveThere.com, in October, 1999. By creating affiliations with a large number of major content providers, the joint venture was able to load the Website with a wealth of travel-usable content, including driving directions, travel suggestions, weather reports, information on products and services for travelers (e.g. insurance, tires), a forum for auto sales, and contacts for emergency roadside assistance. In addition, the shopping function on the Website was a virtual department store for travelers, offering products ranging from educational toys to amuse traveling children to the Road Whiz to enlighten traveling parents.

     In 2000, Influence Incubator withdraw operational support from Influence Data, LLC, as a result of difficulties in sustaining its commitments to a number of operations in the dot.com sector. We have, therefore, written off the balance of our equity in the joint venture on our balance sheet.

     GPS/Internet Auto Navigation and Tracking System

     For some time we have been planning an effort to exploit the synergy between the communications capabilities of the Internet and the locational capabilities of a GPS antenna. If and when the capital resources become available, we expect to commence development of a GPS/Internet auto navigation and tracking system. The utility of the product will be to create a rich link between the driver and a stationary source of communications, be it a family member on a home PC or a hotel chain soliciting the driver's business. Examples of the benefits of a GPS/Internet communications system are:

     * The ability of an authorized person to track the location of the vehicle from their home computer (Do you know where your teenager is?).

     * The ability of the driver to send and receive brief, formatted e-mail messages to/from the "home base." ("Call me" or "I'll be home by 9:00").

     * The ability of the driver to receive useful location-specific information, such as available hotel discounts along the route, on a dynamic hour-by-hour basis. ("It's early evening, and the Holiday Inn at Nashville has many vacancies. They are now willing to discount 60% off the nominal rate").

     * The ability to forward highly-targeted traffic information to the vehicle based on knowledge of its location and direction of travel.

     * The ability to send an emergency message which includes your specific location, anywhere in the country.

     The system is conceptually simple. We plan to modify the Travel*Star 24 to incorporate a cellular transceiver into the existing housing. Information in the vehicle would originate in and be displayed on the Travel*Star 24, which has a four-line text display and a menu-driven
"soft key" user interface. The Travel*Star 24 also has a built-in GPS receiver, and can generate the necessary geo-coordinates to identify the vehicle's location. The vehicle's identity, its geo-coordinates, and any outgoing messages would be passed to the cellular transceiver for broadcast to the local phone cell, then transferred via the Internet to the "Home Base" PC.

     At the "Home Base," mapping software would be installed, which can translate the geo-coordinates into a position display on a map. The person at home could thus track the location and progress of the vehicle, using the connectivity provided by the Internet. The same "Windows"-based software can receive and display incoming messages, and generate pre-formatted outbound messages and position queries. Similarly, pre-formatted messages could be sent from the vehicle to the Internet site, where the messages are available to friends and family.

     There would be a number of elements comprising the system:

     * Vehicle hardware, consisting of the Travel*Star 24 with an integrated cellular transceiver and a power cable;

     * A cellular system with broad national coverage;

     * Software for the "Home Base" (i.e. custom CD-ROM or download from the Website);

     * A "gateway" for handling message traffic between the Internet and the cellular system (i.e. the Website); and

     * A server at the Website for validating users, and handling time and location-related responses to queries and/or "push" information.

     We plan to work with a number of competent organizations to develop, launch and operate the GPS/Internet System. Essentially, we would focus on developing the Travel*Star 24 hardware and supervising program integration.
We would contract out the responsibility for providing transceiver hardware, and would work with other organizations that would provide the cellular network interface and billing, gateway software and advertising relationships.

     The GPS/Internet System is in the planning stage only. There are a number of technical tasks required to make the system operational, including the hardware and software modifications described in the following paragraphs:

     * Modification of Travel*Star 24. The existing Travel*Star 24 design must be modified to incorporate the cellular transceiver, and its software would need to be expanded to enable the new functions made possible by the cellular link.

     * Develop a Website to serve as "Gateway." The site would be developed to communicate with "Home Base" computers via the Internet. It would be linked to the cellular hub via a dedicated line. Software must be developed to enable appropriate interfaces with the system to provide the additional features. The server which hosts this web site would be connected to a source of real-time hotel discounts, and other valuable "push" or query-based services. Based on the geo-coordinates of the inquiring Travel*Star 24, it must be able to correlate the consumer's location with available discounts.

     * Integration with Cellular Network. Connectivity to specific vehicles would be through a 'National Call Center.' National coverage would be provided by the cellular network. The messaging menu would contain short messages options generated by the Travel*Star 24 and the "Home Base" software. Connect time will be short, since the messages are pre-formatted.

     * Modification of Mapping Software to present the user with a screen to initiate communications with the target vehicle and to automatically display the location of the vehicle (when its coordinates have been received), at some intermediate scale, which can then be further adjusted by the user to identify the specific street where the unit is located.

     The GPS/Internet product could be positioned as a service adjunct to the Travel*Star 24, whose added benefits would include safety and security, ability to access vehicle location, location-specific hotel and restaurant discounts, and other potential features made possible by the combination of cellular communications and GPS technologies.

     The appeal of the product would vary over demographic segments and related advertising and distribution channels. For example, the more mature audience which is typical of the TV shopping channels might be more interested in the added safety and security inherent in knowing exactly where you are, and being able to communicate that information to others, in order to receive assistance. A "Road Warrior," by contrast, might be more interested in finding heavily-discounted lodging along his route, as hotel vacancies persist later into the day. Traveling families may be attracted to both the safety and economy-travel features. Families with teen-age children may want to know exactly where the car is late at night, and whether the children are where they're supposed to be.

Employees

     We have 10 full-time employees, including our four officers. All of our employees are located at our headquarters in St. Louis, Missouri. In addition, a number of part-time consultants are retained for database research, website development and maintenance, and software development. None of our employees belongs to a collective bargaining union. We have never experienced a work stoppage, and we believe that our relations with our employees are good.

Description of Our Property

     Our administrative offices and research and development facilities are located in approximately 12,500 square feet of leased office space in an industrial building located at 9375 Dielman Industrial Drive, St. Louis, Missouri. We. pay a monthly rent plus 31% of all building expenses under an operating lease which expires on October 31, 2001. Our total payments during 2000 pursuant to the lease were $109,678. We have made arrangements with the landlord to reduce the space we occupy by approximately 66% when the lease expires.

     We maintain no manufacturing operations at this location, because we employ outside contractors to manufacture our products. We believe that this facility, currently and after the planned reduction in size, will be adequate for our needs for the foreseeable future.

Legal Proceedings

     On January 25, 2001, Ultradata commenced an action in the Circuit Court for the County of St. Louis against E-Tegral, which was formerly known as "SmartTime, A.G." We are demanding payment of $600,000 plus interest, by reason of loans made by Ultradata to SmartTime, which have not been repaid. We are carrying $150,000 on our balance sheet as our estimate of the minimum we expect to recover in this action.

     There are no material legal proceedings against Ultradata.

			     MANAGEMENT

     This table identifies our directors and executive officers. Directors serve until the next annual meeting of shareholders and until their successors are elected and qualify. Officers serve at the pleasure of the Board of Directors.

								Director
Name                   Age   Position                           Since
---------------------------------------------------------------------------
Monte Ross             69    Chief Executive Officer, Director  1986
Ernest Clarke          61    President, Chief Financial Officer,
			      Director                          1990
Mark L. Peterson       44    Vice President - Engineering,
			      Secretary, Director               1986
Duane Crofts           64    Vice President - Advanced Products   --
Donald Rattner(1)      68    Director                           1999
Howard Krollfeifer,
 Jr(1)                 61    Director                           2000
__________________________
  (1)Member of the Audit Committee

     Monte Ross founded Ultradata in 1986 and has served as its Chief Executive Officer and Chairman since inception. He also served as President until April 2001. For over 20 years prior to founding Ultradata, Mr. Ross was employed by McDonnell Douglas Corporation in a variety of positions. When he left McDonnell Douglas, Mr. Ross was Director of Laser Systems, responsible for the group of approximately 400 employees, which developed the first laser space communication system and first space laser radar. Mr. Ross is a Fellow of the Institute of Electrical and Electronic Engineers and the past President of the International Laser Communication Society. Mr. Ross was awarded a Master of Science degree in Electrical Engineering by Northwestern University in 1962. He is the father-in-law of Mark L. Peterson, our Vice President-Engineering.

     Ernest Clarke has served as our President since April 2001. From June 1999 until April 2001 Mr. Clarke had served as our Vice President and Controller. From August 1990 to June 1999 he was Vice President - Government Programs. For over 20 years prior to joining Ultradata, Mr. Clarke was employed by McDonnell Douglas Corporation in a variety of positions. When he left McDonnell Douglas, Mr. Clarke was its Laser Product Development Manager with responsibility to supervise over 40 engineers. Mr. Clarke was awarded a Master of Science degree in Electrical Engineering by Stanford University in 1966.

     Mark L. Peterson has served as our Vice President of Engineering since 1988. He is responsible for the design of Ultradata's hand-held products. During the four years prior to joining Ultradata, Mr. Peterson was employed by McDonnell Douglas Corporation as an electronics engineer for fiber optic products and satellite laser cross-link programs. Mr. Peterson was awarded a Master of Science degree in Electrical Engineering by Washington University in
 1980.  He is the son-in-law of Monte Ross.

     Duane Crofts joined Ultradata as Vice President - Advanced Products in 1994. Prior to joining Ultradata, Mr. Crofts served for over five years as a Program Director with McDonnell Douglas Corporation. In that role he was responsible for engineering management, production management, subcontract management, and program management. Mr. Crofts most recently was manager of a multi-million dollar electro-optic development program. Mr. Crofts was awarded a Bachelor of Science degree in Mechanical Engineering by the University of Missouri at Rolla.

     Donald Rattner is a member/partner in BrookWeiner, LLC, a Chicago-based accounting firm, and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society. He has served on the boards of several corporations.

     H. Krollfeifer, Jr. is retired after 35 years in the equipment leasing and financing industry. Since 1986, Mr. Krollfeifer has worked closely with The American Association of Equipment Lessors (AAEL), an industry trade group for which he served as a speaker, lecturer, and teacher in various educational programs. That organization evolved into The Equipment Leasing Association of America (ELA), and Mr. Krollfeifer has served on its training faculty on a part-time basis since January 2000.

Compensation of Directors

     Our Directors who are not also officers receive $500 per meeting and are reimbursed for out-of-pocket expenses incurred on our behalf.

Employment Agreements

     Messrs. Ross, Clarke and Peterson have had individual employment agreements with Ultradata since September 1, 1994. Except as noted herein, the terms of the employment agreements are substantially identical. The agreements terminate on October 31, 2003. The agreements provide for base salaries, which are adjusted annually by the Board of Directors. If the majority of the Board cannot agree as to a level of salary adjustment, the salary will increase by 10% for Mr. Clarke and Mr. Peterson and 5% for Mr. Ross. The employment agreements restrict each officer from competing with Ultradata for one year after the termination of his employment unless that employee establishes that his employment by a competitor will not involve the use of any information considered confidential by Ultradata.

Executive Compensation

			       Annual Compensation    Long-Term Compensation
				Year       Salary         Other(2)  Options
-----------------------------------------------------------------------------
Monte Ross, CEO(1)              2000     $156,278        $ 6,000       7,000
				1999     $142,588        $ 6,000      10,000
				1998     $154,999        $ 6,000       6,000
_________________________________
  (1) Mr. Ross is the only officer of Ultradata whose total salary and bonus for 2000 exceeded $100,000.
  (2) Represents the premium paid for an insurance policy on Mr. Ross's life, the beneficiary of which is Mr. Ross's estate.


		 Option Grants in the Last Fiscal Year

							     Potential
							     Realizable Value
							     at Assumed
			 Percent of Total                    Rates of
			 Options Granted                     Appreciation
	Nmber of shares  to Employees                        for
	Underlying       in              Exercise Expiration Option Term
Name    Options Granted  Fiscal Year     Price    Date Price   5%     10%
-------------------------------------------------------------------------
Monte Ross     7,000     22%             $1.50    12/31/05  $ 5,526 $12,210

		Aggregated Fiscal Year-End Option Values

		Number of Shares                    Value of Unexercised
Name            Underlying Unexercised              In-the-Money Options
		Options at December 31, 2000        at December 31, 2000
---------------------------------------------------------------------------
Monte Ross       80,500 exercisable                  Not Applicable



Stock Option Plans

     We have two stock option plans: the 1994 Incentive Stock Option Plan and the 1996 Incentive Stock Option Plan. The material terms of the Plans are identical. Our shareholders have approved the issuance of options for 500,000 shares under the Plans. So far, options for 471,348 shares have been issued under the Plans, not including options that were issued and then terminated
when the employees left Ultradata.   Of the 471,348, options have been
exercised to purchase 94,523 shares of common stock. Options to purchase 334,025 remain outstanding.

     The Plans give the Board of Directors the authority to grant stock options. All of our employees, as well as our Directors and consultants who perform services for us are eligible to receive options. Some of these options may qualify under Section 422 of the Internal Revenue Code, which gives tax advantages to options that meet the qualifications. Stock options designed to qualify under Section 422 are referred to as "incentive stock options." All other stock options are referred to as "non-qualified stock options." The most important provisions of the Plans are the following:

     * The Board of Directors will determine the number of shares that an employee may purchase and all other terms and conditions of each option.

     * No option will have a term of more than 10 years.

     * Every incentive stock option granted to a shareholder who owns 10% or more of the voting power in Ultradata, will expire not later than five years after the grant.

     * The employee who holds an option may not transfer it, except by will or through the laws of inheritance.

     * The Plan limits the Board's authority to grant incentive stock options to a single individual by requiring that the aggregate exercise price of all stock options, incentive and otherwise, vesting in one employee in any single calendar year may not exceed $100,000.

     * There is no limit on vesting of non-qualified stock options.

     * The exercise price for non-qualified stock options may not be less than eighty-five percent (85%) of the fair market value of the shares on the date of grant.

     * The exercise price of an incentive stock option must be at least 100% of the market price of a common share on the date the stock option is granted.

     * The exercise price of an incentive stock option granted to an employee who owns 10% or more of the voting power in Ultradata may not be less than 110% of the market price of a common share on the date the stock option is granted.

     * The Board may permit an employee to exercise an option and make payment by giving a personal note.

     The following officers have received a cumulative total number of options shown below since the inception of the plans at the weighted-average exercise price given:
				       Average
				       Exercise
Name              Number of Shares     Price
-------------------------------------------------
Monte Ross        80,500               $    3.46
Mark L. Peterson  62,000               $    3.13
Ernest Clarke     38,500               $    3.32
Duane Crofts                           $    3.28


Transactions Between Ultradata and its Management

     In 1994 five of our officers and four employees purchased shares of our common stock and gave us promissory notes in payment. On June 11, 1999 three of the officers surrendered a portion of the shares they had purchased, and we forgave a portion of their notes in exchange for the shares. The Board of Directors agreed with the officers that they would value the surrendered shares at the weighted average market price for the 30 trading days preceding June 11, 1999. The table below shows data concerning the 1994 purchase and 1999 surrender of shares.

	       Shares Purchased                       Shares Surrendered
	      Total    Price       Average        Total     Price    Average
----------------------------------------------------------------------------
Monte Ross     155,734 $254,500      $1.63      100,000     $215,000  $2.145
Mark Peterson   38,725 $ 63,375      $1.64       37,423     $ 80,456  $2.145
Leonard Missler 17,676 $ 21,250      $1.20       12,548     $ 26,978  $2.145

     We have a written agreement with Leonard Missler, who was our Vice
President - Software Development until this year.   The agreement provides
that, until September 13, 2009, we will pay Mr. Missler a 1% royalty on all net sales of Road Whiz products and 1/2% on net sales of other products incorporating the Road Whiz database. Because of this agreement, we paid $60,645 in royalties to Mr. Missler in 2000 and $39,820 in 1999.

     Steven H. Akre, Esquire, who was a member of our Board of Directors until April 2001, performed legal services as general counsel for Ultradata since it was founded. During 2000 we paid Mr. Akre $42,907 for legal services, and during 1999 we paid the law firm with which Mr. Akre was then associated $108,411 for legal services.

Limitation of Liability and Indemnification

     Our certificate of incorporation provides that our directors will not be personally liable to us for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

     In addition, our certificate of incorporation provides that our directors shall be indemnified by us to the extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services as directors. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

			     PRINCIPAL SHAREHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of this prospectus by the following:

     * each shareholder known by us to own beneficially more than 5% of our common stock;

     *  Monte Ross;

     *  each of our directors; and

     *  all directors and executive officers as a group.

     There are 3,249,533 shares of our common stock outstanding on the date of this prospectus. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percent ownership of that person, we include:

     * shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days, and

     * shares of common stock that would be issued today if the Convertible Promissory Notes held by that person were exercised today.

We do not, however, include these "issuable" shares in the outstanding shares when we compute the percent ownership of any other person.

Name and                            Amount and
Address of                          Nature of           Percentage
Beneficial                          Beneficial          of Outstanding
Owner (1)                           Ownership           Shares
-----------------------------------------------------------------------------
Monte Ross                          434,500(2)          13.18%

Ernest Clarke                       169,352(3)           5.20%

Mark L. Peterson                    162,282(4)           4.95%

Donald Rattner                       29,000              0.90%

H. Krollfeifer, Jr.                  10,000              0.31%

All officers and directors as a
 group (6 persons)                  843,373(5)          24.37%

BH Capital Investments, L.P.        259,470(6)           7.39%
175 Bloor St. East, 7th Floor
Toronto, Ontario
Canada M4W3R8

Excalibur Limited Partnership       259,470(6)           7.39%
33 Prince Arthur Avenue
Toronto, Ontario
Canada M5R1B2

Influence Incubator, L.L.C.         300,000(7)           8.59%
9666 Olive Street Road
St. Louis, Missouri   63132


(1) Except as otherwise noted, the address of each of these shareholders is c/o Ultradata Systems, Incorporated, 9375 Dielman Industrial Drive, St. Louis, Missouri 63132.
(2) Includes 224,000 shares owned by Monte Ross, 100,000 shares owned by Harriet Ross, and 30,000 shares owned by the Monte Ross and Harriet J. Ross Living Trust. Mr. Ross and his wife share investment control over the trust; they may revoke it or amend it at will; and they receive all income from the trust during the life of either of them. Also includes options to purchase 80,500 shares.
(3)       Includes options to purchase 38,500 shares.
(4) Includes 91,964 shares owned by the Mark L. Peterson and Ryia Peterson Living Trust and 8,318 owned by Ryia Peterson. Mr. Peterson and his wife share investment control over the trust; they may revoke it or amend it at will; and they receive all income from the trust during the life of either of them. Also includes options to purchase 62,000 shares.
(5)       Includes options to purchase 211,000 shares.
(6) Represents for each shareholder: (a) the number of shares of common stock into which the Convertible Promissory Note held by that shareholder could have been converted on September 5, 2001, which is one-half of 20% of the trading volume for the preceding 66 trading days, plus (b) warrants to purchase 239,253 shares of Common Stock. The note holders will be able to convert the Convertible Promissory Notes into a greater or lesser number of shares as the trading volume increases and decreases, but subject to a limit that on conversion of Notes and exercise of warrants each note holder may not acquire more than 9.99% of the outstanding common stock. The limit may be waived by the note holder on 75 days notice to Ultradata.
(7)       Represents options to purchase 300,000 shares.

			  DESCRIPTION OF OUR SECURITIES

     Our authorized capital stock consists of 10,000,000 shares of common
stock and 5,000,000 shares of preferred stock.   There are 3,249,533 shares of
our common stock outstanding and 16 shares of Series A Preferred Stock outstanding. There are also Convertible Promissory Notes in the principal amount of $1,622,323 held by two of the Selling Shareholders.

Common Stock

     As a holder of our common stock, you will be entitled to one vote for each share in the election of directors and in all other matters to be voted on by the shareholders. There is no cumulative voting in the election of directors. Our by-laws require that only a majority of the issued and outstanding shares of common stock must be represented to constitute a quorum and to transact business at a shareholders meeting.

     You will be entitled to receive dividends if the Board of Directors declares dividends. In the event that Ultradata is liquidated or dissolved, you will receive a distribution, on a per share basis, of any assets remaining after payment of all liabilities and any preferential payments that must be made to preferred shareholders. You will have no preemptive or conversion rights and you will not be subject to any calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The common stock was validly issued, fully paid and nonassessable.

Convertible Promissory Notes

     On August 13, 2001 we issued 11.25% Senior Subordinated Convertible Promissory Notes to two of the selling shareholders. Each of the Notes was in the principal amount of $874,060, for a total outstanding of $1,748,120. We have subsequently made payments that have reduced the total principal amount to $1,622,323. The principal terms of the Convertible Promissory Notes are:

     * The Notes will bear interest at 11.25% per annum. In addition, there will be a one-time 10% interest accrual on any unpaid amount of the Notes on June 1, 2002. That accrual, if unpaid, will be added to the principal amount of the Notes on that date.

     * Ultradata will pay $70,000 in October, 2001, and $90,000 monthly thereafter. Payments will be applied first to accrued interest, then to principal.

     * Ultradata's obligations under the Notes are secured by a lien on Ultradata's assets. The lien is subordinate to "Senior Debt," which is defined as any borrowing from a commercial lender in which the amount of the borrowing is determined by reference to accounts receivable and inventory.

     * The principal and accrued interest on the Notes may be converted into common stock at any time at the option of the holders. The conversion rate will be the lower of $3.50 or 75% of the 5-day average closing bid price, subject to certain anti-dilution rights. The total number of shares into which the Notes may be converted during any 90 day period cannot exceed 20% of the cumulative trading volume for the 66 trading days preceding the date of conversion.

     * Ultradata may prepay any amount of the principal and interest on the Notes, subject, with certain exceptions, to a 10% prepayment penalty.

     The two funds have agreed that they will not engage in short-selling of the common stock except during the ten days preceding conversion, and each of them will limit its short sales during those periods to ten percent of the daily trading volume.

Preferred Stock

     Our Board of Directors is authorized to issue preferred stock, without action by the shareholders of the Company. The preferred stock may be issued from time to time in one or more series. The Board will determined the consideration that must be given for the preferred stock, as well as the rights, privileges and preferences that holders of the preferred stock may exercise. Among the provisions that the Board may determine when it creates a series of preferred stock are:

     * the dividend rate,
     * voting rights,
     * redemption rate,
     * sinking fund,
     * liquidation preferences, and
     * conversion rights.

     The only preferred shares presently outstanding are the Series A Convertible Preferred Stock. We have no plans at this time to issue any other shares of preferred stock.

Series A Convertible Preferred Stock

     There remain 16 shares of Series A Preferred Stock issued and outstanding, all of which are held by one individual. We have also given Thornhill Group, Inc. an option to purchase 160 shares of Series A Preferred
Stock.   Each share of Series A Preferred Stock has a face value of $1,000.

     The Series A Convertible Preferred Stock has no voting rights, except as to matters which directly affect the rights of the holders of the Preferred Shares. The holders of Preferred Shares are not entitled to any dividends. Among the rights that are attendant to the Preferred Shares are:

     * The Preferred Shares have a liquidation preference equal to their face value plus an accrual amount equal to 11.25% from the date of issuance (22.5% from the date the the common stock was delisted by
       NASDAQ).   The holders will be entitled to payment of the liquidation preference upon the liquidation of Ultradata or its bankruptcy or certain other events.

     * The Preferred Shares may be converted into common stock at any time at the option of the holders. If not previously converted, the Preferred Shares will automatically convert into common stock on May 16, 2003. The amount to be converted will equal the face value of the Preferred Shares plus the accrual amount of 11.25% from the date of issuance and 22.5% from the date of delisting. For accounting purposes, the accrual amount may be deemed to be a dividend. The conversion rate will be the lower of $3.50 or 75% of the 5-day average closing bid price, subject to certain anti-dilution rights..


Registrar and Transfer Agent

     The Registrar and Transfer Agent for the common stock is:

		  American Stock Transfer & Trust Company
			40 Wall Street - 46th Floor
			    New York, NY 10005
			       212-936-5100

			   SELLING SHAREHOLDERS

     The table below lists the selling shareholders and other information regarding the beneficial ownership of our common stock by each of the selling shareholders. None of the selling shareholders owns any of our shares other than the shares they are offering by means of this prospectus, except that the holders of the Convertible Promissory Notes may, over time, convert the Notes into a greater number of shares of common stock than are offered in this
prospectus.   The column labeled "Derivative Security" lists the option, warrant or convertible promissory note that the selling shareholder has or will convert into the common stock offered. The column labeled "Date of Issuance" identifies the date on which the selling shareholder acquired the derivative security. The column labeled "Common Shares Offered" does not give effect to the restrictions set forth in the Convertible Promissory Notes on the number of shares the holders of those Notes may own at one time.

     The number of shares into which the Convertible Promissory Notes will be converted cannot be determined at this time. The reasons for this uncertainty are: (1) the number of shares issuable on conversion depends on the market price of our common stock at the time of conversion, (2) conversion of the Notes is limited, on a cumulative basis, to 20% of the trading volume for our common stock during the 66 trading days preceding conversion, and (3) Ultradata will be making monthly payments that will reduce the principal and interest on the Notes and so limit conversions. The number of shares being offering in this prospectus which are derivative from the Convertible Promissory Notes is an estimate of the maximum number that can reasonably be expected to be offered. As each selling shareholder resells shares of common stock, we will file prospectus supplements as necessary to update the number of shares of common stock that each selling shareholder intends to sell, reflecting prior resales and changes in the premises on which our estimate of likely conversions is based.

						       Common Shares Offered
						   ---------------------------
			   Derivative    Date of   Per Derivative
Name                       Security      Issuance  Security              Total
------------------------------------------------------------------------------
BH Capital Investments, L.P. Warrants(1)  5/16/00     239,253
			     Notes(2)     8/13/01   2,260,747       2,500,000
Excalibur Limited
 Partnership                 Warrants(1)  5/16/00     239,253
			     Notes(2)     8/13/01   2,260,747       2,500,000

Thornhill Group, Inc.        Options(3)   5/16/00     128,000         128,000

Influence Incubator, L.L.C.  Options(4)   5/30/00     300,000         300,000
								      ---------
     Total                                                          5,428,000
---------------------------------------

Note 1: BH Capital Investments, L.P. and Excalibur Limited Partnership each own warrants to purchase 239,253 shares at $1.50 per share.

Note 2: BH Capital Investments, L.P. and Excalibur Limited Partnership each owns Convertible Promissory Notes in the principal amount of $874,060. The Notes are convertible into common stock at a conversion price equal to 70% of the average of the closing bid prices for the common stock for the five days preceding conversion, subject to a limit on conversion equal to 20% of the trading volume for the 66 days preceding conversion.

Note 3: Thornhill Group, Inc. owns an option to purchase 128,000 shares of common stock at $2.50 per share.

Note 4: Influence Incubator, L.L.C. owns an option to purchase 150,000 shares of common stock at $4.00 per share and 150,000 shares of common stock at $5.00 per share.

     We are registering the shares for resale by the selling shareholders in accordance with registration rights granted to the selling shareholders in our contracts with them. We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel in connection with this offering. The selling shareholders will pay the fees and disbursements of their own counsel, as well as any underwriting discounts, selling commissions, and similar expenses relating to the sale of the shares. We have agreed to indemnify some of the selling shareholders (BH Capital Investments, L.P., Excalibur Limited Partnership, and Influence Incubator, L.L.C.), underwriters whom they may select, and some of their affiliates against certain liabilities, including liabilities under the Securities Act, in connection with this offering. Those three selling shareholders have agreed to indemnify us and our directors and officers, as well as any person who controls us, against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors and officers, or persons that control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Relationships with Ultradata

     BH Capital Investments, L.P. and Excalibur Limited Partnership purchased Series A Preferred Stock and Common Stock Purchase Warrants from us on May 16, 2000, for a price of $1,600,000. On August 6, 2001, they entered into an Exchange Agreement with us. The terms of that agreement are described in "Capitalization: Exchange Agreement" elsewhere in this prospectus. As part of that transaction, we agreed to include in this prospectus the common shares which these two funds can acquire.

     Thornhill Group, Inc. is a member of the NASD. Thornhill served as the placement agent for our private offering, which resulted in the sale of Series A Preferred Stock and Common Stock Purchase Warrants to BH Capital Investments, L.P and Excalibur Limited Partnership. As compensation for those services, we gave to Thornhill $192,000 plus an option to purchase 128,000 shares of common stock at $2.50 per share and an option to purchase 160 shares of Series A Preferred Stock at $1,000 per share. We also gave Thornhill the right to designate a nominee to the Board of Directors. Upon Thornhill's designation, the Board of Directors nominated Mr. Howard Krollfeifer, Jr., who was elected to the Board at the annual meeting of shareholders on July 27, 2000.

     Influence Incubator, L.L.C. is the Manager and -owner of Influence Data, L.L.C. We own the other third of Influence Data, L.L.C., having organized it with Influence Incubator, L.L.C in May of 1999, When we formed the joint venture, we gave Influence Incubator an option to purchase 160,000 shares of our common stock at a blended price of $3.00 per share. In March 2000, we had a dispute with Influence Incubator regarding the meaning of that option. Late in May, we settled the dispute by increasing the purchase price for our interest in Influence Data by $200,000, cancelling the existing option, issuing a replacement option to purchase 300,000 shares at a blended price of $4.50, and agreeing to include those shares in this prospectus.

Plan of Distribution

     The selling shareholders may sell shares from time to time in public transactions or in private transactions, at prevailing market prices or at privately negotiated prices, including, but not limited to, one or more of the following types of transactions:

     * ordinary brokers' transactions;
     * transactions involving cross or block trades or otherwise;
     * purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;
     * "at the market" to or through market makers or into an existing market for our common stock;
     * in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
     * through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);
     * in privately negotiated transactions; or
     * to cover short sales.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. The selling shareholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling shareholders may also sell shares short and deliver the shares to close out the short position. The selling shareholders may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealers of the shares, which the broker-dealer may resell using this prospectus. The selling shareholders may also pledge the shares to a broker-dealer and, upon a default, the broker or dealer may effect sales of the pledged shares using this prospectus.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts, or concessions from selling shareholders in amounts to be negotiated in connection with the sale. The selling shareholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting compensation.

     Information as to whether underwriters whom the selling shareholders may select, or any broker-dealer, is acting as principal or agent for the selling shareholders, the compensation to be received by underwriters that the selling shareholders may select or by any broker or dealer acting as principal or agent for the selling shareholders, and the compensation to be paid to other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through such broker or dealer.

     We have advised the selling shareholders that, during any time when they are engaged in a distribution of the shares, they are required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes any selling shareholder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

     We will not receive any of the proceeds from the selling shareholders' sale of their common stock.

			  LEGAL MATTERS

     The validity of the common stock which the four shareholders are selling by means of this prospectus has been passed upon by our counsel, Robert Brantl, Esq., 322 Fourth Street, Brooklyn, New York 11215. Mr. Brantl owns 5,500 shares of our common stock.

			     EXPERTS

     The financial statements as of December 31, 2000 and for the year then-ended included in this prospectus and in the registration statement have been audited by Weinberg & Company, P.A., independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

     The financial statements for the year ended December 31, 1999 included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent set forth in their report appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


			 ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form SB-2, including exhibits and schedules, under the Securities Act with respect to the shares to be sold in the offering. This prospectus does not contain all the information set forth in the registration statement. In particular, the statements in this prospectus regarding the contents of contracts, agreements or other documents are not necessarily complete. You can find further information about us in the registration statement and the exhibits and schedules attached to the registration statement. In addition, we file annual, quarterly and current reports, proxy statements and other information with the Commission, which may assist you in understanding our company.

     You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.

                  INDEX TO FINANCIAL STATEMENTS

 I.  Audited Financial Statements for the Years
     Ended December 31, 2000 and 1999
							     Pages

     Independent Auditors' Report                             F-1

     Report of Independent Certified Public Accountants       F-2

     Balance Sheet                                            F-3

     Statements of Operations                                 F-5

     Statements of Stockholders' Equity                       F-6

     Statements of Cash Flows                                 F-8

     Notes to Financial Statements                           F-10


II.  Unaudited Financial Statements for the
     Six Months Ended June 30, 2001 and 2000

     Balance Sheet                                           F-29

     Statements of Operations                                F-31

     Statements of Cash Flows                                F-32

     Notes to Financial Statements                           F-34




			  Independent Auditors' Report


To the Board of Directors and Shareholders of:
Ultradata Systems Incorporated

We have audited the accompanying balance sheet of Ultradata Systems Incorporated as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Ultradata Systems Incorporated as of December 31, 1999 were audited by other auditors whose report dated March 2, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultradata Systems Incorporated as of December 31, 2000 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(X) to the financial statements, the Company has had recurring losses and a loss from current operations of $1,712,503 and a negative cash flow from operations of $188,281. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


WEINBERG & COMPANY, P.A.

Boca Raton, Florida

June 5, 2001 (Except for Note 21(B) as to which the date is July 3, 2001, and Note
21(C) as to which the date is August 15, 2001)

	Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Ultradata Systems, Incorporated

We have audited the accompanying statements of operations, stockholders' equity and cash flows of Ultradata Systems, Incorporated, for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Ultradata Systems, Incorporated for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP
St. Louis, Missouri
March 2, 2000




		      ULTRADATA SYSTEMS, INCORPORATED
			       BALANCE SHEET
			     DECEMBER 31, 2000

ASSETS

CURRENT ASSETS
Cash and cash equivalents                       $ 1,842,983
Restricted cash                                     767,724
Trade accounts receivable, net of allowance
 for doubtful accounts of $117,556 and
 return reserve of $94,357                          673,475
Inventories                                       1,780,255
Prepaid expenses and other current assets           229,637
						  ---------
   Total Current Assets                           5,294,074
						  ---------
PROPERTY AND EQUIPMENT - NET                        617,794
						  ---------
OTHER ASSETS
Deferred compensation trust investments,
 available for sale                                  84,605
Investment in Talon Research and
 Development, Ltd.                                  825,757
Advances to affiliates                              150,000
Advertising credits                                  62,421
Other assets                                          8,594
						  ---------
   Total Other Assets                             1,131,377
						  ---------
   TOTAL ASSETS                                 $ 7,043,245
						  =========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                               $   164,319
 Accrued expenses and other liabilities             218,996
						  ---------
 Total Current Liabilities                          383,315
						  ---------
LONG TERM LIABILITIES
Deferred rent                                         6,220
Deferred compensation liability                      87,329
						  ---------                                          ---------
   Total Long Term Liabilities                       93,549
						  ---------
TOTAL LIABILITIES                                   476,864
						  ---------
STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value,
 4,996,680 shares authorized, none
 issued and outstanding                                   -
Series A convertible preferred stock,
 3,320 shares authorized, 1,616 shares
 outstanding with a stated value of $1,000        1,616,000
Common stock, $0.01 par value,
 10,000,000 shares authorized, 3,519,586
 issued and outstanding                              35,196
Additional paid-in capital                        9,861,970
Accumulated deficit                              (3,737,190)
Treasury stock (326,171 shares at cost)            (942,311)
Notes receivable issued for purchase of
 common stock                                      (205,819)
Accumulated other comprehensive loss, net           (61,465)
						  ---------
TOTAL STOCKHOLDERS' EQUITY                        6,566,381
						  ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $7,043,245
						  =========

See accompanying notes to financial statements.



ULTRADATA SYSTEMS INCORPORATED
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2000 AND 1999

					      2000            1999
					 -------------------------------
NET SALES                               $  6,301,236       $  5,425,762

COST OF SALES                              4,516,970          3,151,046
					   ---------          ---------
GROSS PROFIT                               1,784,266          2,274,716
					   ---------          ---------
OPERATING EXPENSES
 Selling expense                             612,428          1,671,659
 General and administrative expenses       2,280,439          2,063,016
 Research and development expense            371,554            358,357
					   ---------          ---------
   Total Operating Expenses                3,264,421          4,093,032
					   ---------          ---------
OPERATING LOSS                            (1,480,155)        (1,818,316)
					   ---------          ---------
OTHER INCOME (EXPENSE)
 Interest and dividend income                179,941             93,848
 Equity in losses of unconsolidated
  affiliates                                (240,337)           (81,118)
 Impairment of investment                   (225,039)                 -
 Royalty income                                    -            127,473
 Loss on disposal of fixed assets             (8,695)            (6,969)
 Realized gain on sale of securities          10,601             22,602
 Other, net                                   51,181             35,466
					    --------           --------
   Total Other Income (Expense)             (232,348)           191,302
					    --------           --------
LOSS BEFORE INCOME TAX EXPENSE            (1,712,503)        (1,627,014)
 Income tax expense                                -            370,236
					   ---------          ---------
NET LOSS                                 $(1,712,503)       $(1,997,250)
					   =========          =========
LOSS PER SHARE
 Net loss                                $(1,712,503)       $(1,997,250)
 Preferred stock dividends                (1,456,625)                 -
					   ---------          ---------
NET LOSS AVAILABLE TO COMMON
 SHAREHOLDERS                            $(3,169,128)       $(1,997,250)
					   =========          =========
Loss per share - basic and diluted       $     (1.00)       $     (0.64)
					   =========          =========
Weighted average shares outstanding
 - basic and diluted                       3,168,186          3,122,138
					   =========          =========

See accompanying notes to financial statements.



ULTRADATA SYSTEMS, INCORPORATED
STATEMENTS OF STOCKHOLDERS EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

											      Notes
												 Receivable
									   Additional For                          Other
		   Common Stock    Preferred Stock Paid-in    Common    Treasury Stock     Comprehensive Accumulated
		 Shares    Amount  Shares   Amount Capital    Stock     Shares   Amount    Income        Deficit      Total
---------------------------------------------------------------------------------------------------------------------------------

Balance,
 January 1, 1999 3,410,000 $34,100     -  $       - $9,799,936 $(505,549) 255,200 $(900,281) $ 86,476  $   (27,437) $ 8,487,245
Purchase of 1,000
 shares of
 treasury stock
 at cost                 -       -     -          -          -         -    1,000    (2,125)        -            -       (2,125)
Issuance of 80,000
 shares of
 treasury stock
 for investment
 in Influence
 Data, LLC               -       -     -          -     45,418         -  (80,000)  281,782         -            -      327,200
Redemption of
 149,971 shares
 of common stock
 to reduce notes
 receivable              -       -     -          -          -   321,687  149,971  (321,687)        -            -            -
Accrued interest on
 notes receivable
 issued for purchase
 of common stock         -       -     -          -          -   (13,255)       -         -         -            -      (13,255)
Issuance of stock
 options to non-
 employee for
 services performed      -       -     -          -      6,540         -        -         -         -            -        6,540
Other comprehensive
 loss on available
 for sale trust
 securities              -       -     -          -          -         -        -         -   (48,647)           -      (48,647)
Net loss, 1999           -       -     -          -          -         -        -         -         -   (1,997,250)  (1,997,250)
														      ---------
Total Comprehensive
 Loss                   -       -     -          -          -         -        -         -         -             -   (2,045,897)
														      ---------
----------------------------------------------------------------------------------------------------------------------------------
Balance, December
 31, 1999        3,410,000  34,100     -          -  9,851,894  (197,117) 326,171  (942,311)   37,829   (2,024,687)   6,759,708
Exercise of
 94,523 employee
 stock options      94,523     945     -          -    313,680         -        -         -         -            -      314,625
Issuance of
 common stock
 for services        5,500      55     -          -     11,633         -        -         -         -            -       11,688
Issuance of stock
 options for
 Investment in
 Influence Data,
 LLC                     -       -     -          -     55,981         -        -         -         -            -       55,981
Accrued interest on
 notes receivable
 issued for purchase
 of common stock         -       -     -          -          -    (8,702)       -         -         -            -       (8,702)
Issuance of
 preferred stock
 net of direct
 offering costs          -       - 1,600  1,600,000   (359,625)        -        -         -         -            -    1,240,375
Issuance of stock
 options to non-
 employee for
 services performed      -       -     -          -      4,503         -        -         -         -            -        4,503
Issuance of common
 stock in connection
 with preferred
 stock offering      9,563      96     -          -        (96)        -        -         -         -            -            -
Issuance of
 preferred stock
 in connection
 with preferred
 stock offering          -       -    16     16,000    (16,000)        -        -         -         -            -            -
Other comprehensive
 loss                    -       -     -          -          -         -        -         -   (99,294)           -      (99,294)
Net loss, 2000           -       -     -          -          -         -        -         -         -   (1,712,503)  (1,712,503)
Total Comprehensive                                                                                                   ---------
 Income                  -       -     -          -          -         -        -         -         -            -   (1,811,797)
														      ---------
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER
 31, 2000        3,519,586 $35,196 1,616 $1,616,000 $9,861,970 $(205,819) 326,171 $(942,311) $(61,465) $(3,737,190) $ 6,566,381
===============================================================================================================================


See accompanying notes to financial statements.


ULTRADATA SYSTEMS, INCORPORATED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


					       2000            1999
					   -----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                  $ (1,712,503)  $  (1,997,250)
Adjustments to reconcile net loss to
 net cash provided by (used in) operating
 activities:
 Deferred income tax provision                       -         476,149
 Depreciation and amortization                 226,083         259,870
 Provision for inventory obsolescence          264,717         202,705
 Equity in losses of unconsolidated
  affiliates                                   240,337          81,118
 Realized gain on investments                  (10,601)        (22,602)
 Non-cash compensation expense                  16,191           6,540
 Bad debt expense on advances to affiliates    122,683          31,000
 Loss on disposal of property and equipment      8,695           6,969
 Provision for doubtful accounts               121,001               -
 Loss on investment impairment                 225,039               -
 Increase (decrease) in assets and liabilities:
   Trade accounts receivable, net              687,791       1,621,698
   Costs and estimated earnings on long-term
    contracts                                        -          95,534
   Inventories                                (389,549)      1,013,191
   Prepaid expenses and other current assets    84,053         696,834
   Accounts payable                              8,106        (784,008)
   Accrued expenses and other liabilities      (43,467)     (1,358,867)
   Tax benefit receivable                            -         231,227
   Deferred rent                                (7,464)         (7,464)
   Deferred compensation trust liability       (29,393)        (33,980)
					      --------       ---------
     Net Cash (Used In) Provided By
      Operating Activities                    (188,281)        518,664
					      --------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Investment in affiliated company             (200,000)        (66,813)
 Deferred compensation trust investments       (19,045)         30,158
 Capital expenditures                         (168,835)       (115,468)
 Restricted cash                              (356,836)       (398,373)
					      --------        --------
     Net Cash Used In Investing Activities    (744,519)       (550,496)
					      --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repurchase of common stock at cost                  -          (2,125)
 Proceeds from issuance of redeemable
  preferred stock and common stock warrants  1,240,375               -
 Exercise of employee stock options            315,274               -
					     ---------        ---------
     Net Cash (Used In) Provided By
      Financing Activities                   1,555,649          (2,125)
					     ---------        ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                              622,849         (33,957)

CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR  1,220,134       1,254,091
					     ---------       ---------
CASH AND CASH EQUIVALENTS-END OF YEAR      $ 1,842,983     $ 1,220,134
					     =========       =========

See accompanying notes to financial statements.


		   ULTRADATA SYSTEMS, INCORPORATED
		    NOTES TO FINANCIAL STATEMENTS
		   AS OF DECEMBER 31, 2000 AND 1999

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Basis of Presentation

The financial statements include the equity in earnings of unconsolidated affiliates Talon Research & Development Co., Ltd. (Talon) of Auckland New Zealand, and Influence Data, LLC. The investments in Talon and Influence Data, LLC are accounted for using the equity method. The Company has a 22.6% interest in Talon and a 33.3% interest in Influence Data, LLC (See Note 16).

(B) Use of Estimates

The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and adjustments by management, with consideration given to materiality. Actual results could vary from those estimates.

(C) Cash and Cash Equivalents

For financial statement presentation purposes, cash and cash equivalents include deposits with initial maturities of less than three months, including money market accounts with investments in marketable securities.

(D) Restricted Cash

Restricted cash includes a deposit maintained in conjunction with the Company's agreement to guarantee Talon credit with the Bank of New Zealand ($765,000) and money-market funds related to the deferred compensation trust. The cash amounts are restricted from use in operational activities of the Company. The Talon guarantee expires on August 31, 2001 and the restriction will be released.

(E) Revenue Recognition

Net sales are recognized when products are shipped. The Company has established programs, which, under specified conditions, enable customers to return product. The Company establishes liabilities for estimated returns at time of shipment. In addition accruals for customer discounts and rebates are recorded when revenues are recognized.

Revenue under the Company's long-term contract is recognized on the percentage of completion method based upon incurred costs compared to total estimated costs under the contract. Revisions to assumptions and estimates, primarily in contract value and estimated costs, used for recording sales and earnings are reflected in the accounting period in which the facts become known.

Royalties are earned based on sale of products.

(F) Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Provision for potentially obsolete or slow moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

(G) Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Major improvements, which materially extend useful lives, are capitalized. The Company capitalizes certain software development costs in accordance with the American Institute of Certified Public Accountants Statement of Position No. 98-1, "Accounting for the Costs of Software
Developed or Obtained for Internal Use." Costs incurred for the Company's own personnel who are directly associated with software development are capitalized. Capitalized software costs will be amortized over an estimated useful life of five years. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the shorter of the term of the related lease or its useful life. The Company continually reviews property and equipment to determine that the carrying values are not impaired.

(H) Long-Lived Assets

In accordance with SFAS 121, long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. The Company reviews long-lived assets to determine that carrying values are not impaired. The Company recognized an impairment loss of $225,039 on its investment in Influence Data, LLC during 2000 (See Note 16).

(I) Operating Lease

Lease expense on the corporate facilities is recognized on a straight-line basis over the primary term of the lease. The lease provides for accelerating rent over the lease term. Accordingly, deferred rent has been recorded in the Company's balance sheet (See Note 7).

(J) Advertising

The Company expenses the production costs of advertising the first time advertising takes place, except for direct response advertising, which is capitalized and amortized over its expected period of future benefits. The Company accounts for barter transactions under APB 29 "Accounting for Nonmonetary Transactions". During 1999, the Company exchanged slow moving inventory having a fair value of $249,685 after a write-down for obsolescence, for advertising credits. The credits have no expiration date and can only be used by the Company or an affiliate. The Company did not use any of these advertising credits and as such has not recorded any advertising expenses related to these credits during the year ended December 31, 2000. At December 31, 2000, the Company has included in prepaid expenses and other non current assets the unused advertising credits of $249,685.

Advertising expense totaled $202,705 and $1,446,225 for fiscal years ended December 31, 2000 and 1999, respectively.

(K) Goodwill

The excess of the purchase price of net assets acquired in equity investments over their fair value is being amortized on a straight-line basis not to exceed 10 years.

(L) Fair Value of Financial Instruments

FAS 107 "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. Cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of the instruments.

(M) Research and Development Costs

Research and development costs consist primarily of expenditures incurred bringing a new product to market or significantly enhancing existing products. The Company expenses all research and development costs as they are incurred unless they are associated with the development of tools or processes for production used in-house rather than for product delivered to a customer.

(N) Deferred Compensation Trust Investments

Investments are stated at the estimated fair value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and consist of investments in U.S. government agency securities or corporate stocks. The deferred compensation trust represents contributions made by the Company to a Rabbi trust. The amounts are restricted from use for operational purposes, and investment decisions are made by the trust beneficiary.

Available-for-sale securities, which include any security for which the beneficiary has no immediate plan to sell but which may be sold in the future, are valued at fair value. Realized gains and losses, based on the amortized cost of the specific security, are included in other income as investment gains (losses). Unrealized gains and losses are recorded, net of related income tax effects, as a separate component of equity.

(O) Royalty Expense

Royalty expense is recognized on a pro rata basis as units are sold.

(P) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Q) Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. The assumed exercise of stock options and warrants is included in the calculation of diluted earnings per share, if dilutive.

(R) Stock-based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price greater than or equal to the fair value of the shares at the date of grant. The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25 (APB Opinion No. 25) "Accounting for Stock Issued to Employees." The Opinion requires that compensation cost related to fixed stock option plans be recognized only to the extent that the fair value of the shares at the date of grant exceeds the exercise price. Accordingly the Company recognizes no compensation expense for its stock option grants.

In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to continue to account for their stock option plans in accordance with APB No. 25, but encourages the adoption of a new accounting method based on the estimated fair value of employee stock options. Pro forma net income and income per share, determined as if the Company had applied SFAS No. 123, are discussed with Note 13.

(S) Reclassifications

Certain 1999 balances have been reclassified to conform to the 2000 presentation. During 2000, the Company changed the way they account for certain sales incentives, in accordance with EITF Issue No. 00-25
Accordingly, the Company has restated the 1999 financial statements to reflect this change. The Company reduced sales and selling expense by $140,865.

(T) Impact of Recent Accounting Pronouncements

In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS No. 133). FAS No. 133 requires as derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives should be recognized in either net income or other comprehensive income, depending on the designated purpose of the derivative. This statement, as amended by FAS No. 137 and 138, is effective on January 1, 2001, and will not have a material effect on the Company's financial position or results of operations.

(U) Significant Customers

For the year ended December 31, 2000, the company relied on four customers for approximately 39%, 34%, 10%, and 7% of consumer product sales. Accounts receivable from those customers totaled $0, $0, $257,860, and $138,258, respectively, at December 31, 2000.

For the year ended December 31, 1999, the customer relied on four customers for approximately 20.3%, 12.4%, 10.7% and 10.6% of consumer product sales, respectively.

(V) Concentrations of Credit Risk from Deposits in Excess of Insured Limits

The Company maintains its cash balances at one financial institution in Missouri. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2000 the Company's uninsured cash balances were approximately $2,719,200.

(W) Business Segments

The Company applies Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information". The Company operates in one segment and therefore segment information is not presented.

(X) Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of $1,712,503 for the year ended December 31, 2000 and a negative cash flow from operations of $188,281. These factors raise substantial doubt about the company's ability to continue as a going concern.

The Company has continued its product design and development efforts to introduce new products during 2001. The Company also continues to expand into mass market retailers. In addition, the Company is pursuing asset based financing to finance its expansion plans. Management believes that actions presently taken to obtain additional funding provide the opportunity for the Company to continue as a going concern.

NOTE 2  NATURE OF OPERATIONS

The principal business activity of Ultradata Systems, Incorporated (the Company), located in St. Louis, Missouri, is the design, manufacture, and sale of hand-held electronic information products. The Company sells the products in the United States through direct marketing and through independent sales representatives, mail order catalogs and mass market retailers.

NOTE 3  INVENTORIES

Inventories (net) at December 31, 2000 consist of the following:

     Raw materials       $  746,572
     Work in process         57,393
     Finished goods         976,290
			   --------
			 $1,780,255
			  =========

At December 31, 2000, the Company has reserved $560,761 for obsolete inventory.

NOTE 4  PREPAID EXPENSES

Prepaid expenses at December 31, 2000 consist of the following:

     Prepaid advertising     $  201,225
     Other prepaid expenses      28,412
				-------
			     $  229,637
				=======
NOTE 5  PROPERTY AND EQUIPMENT

Property, plant and equipment, as of December 31, 2000 consisted of:

     Research and development
      equipment                    $   160,890
     Production equipment               45,051
     Tooling and test equipment        779,616
     Office furniture and equipment    400,341
     Sales displays                     52,101
     Leasehold improvements            141,671
     Construction in progress-software 274,604
				    ----------
				     1,854,274
     Less accumulated depreciation
      and amortization               1,236,480
				     ---------
				   $   617,794
				     =========

Depreciation and amortization expense for the years ended December 31, 2000 and 1999 totaled $226,083 and $259,870, respectively. Estimated costs to complete construction in progress for TRAVEL*STAR 24( software development tools at December 31, 2000 was $30,000. The Company plans to begin amortization of these costs in June 2001 as production activities and shipments to customers begin in earnest. The Company also plans to capitalize similar software tools for future versions of the TRAVEL*STAR product starting in 2001 and spend approximately $75,000 for this effort during the year.

NOTE 6  COMPREHENSIVE INCOME (LOSS)

The Company follows SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components.

The components of other comprehensive income (loss), net, are as follows:

						 2000          1999
					     ---------------------------
   Unrealized loss on deferred compensation
    investments:
    Unrealized losses arising during the
     period, net                               $ (50,874)     $ (62,661)
    Reclassification adjustment for gains
     realized in net loss                              -         14,014
    Foreign currency translation loss            (48,420)             -
						 --------       -------
   Other comprehensive loss                    $ (99,294)     $ (48,647)
						 =======        ========

NOTE 7  LEASES

The Company amended and expanded its corporate facilities lease as of November 1, 1995. The lease is an operating lease, which expires October
31, 2001. The Company pays monthly rent plus 31% of all building expenses. Rental expense totaled approximately $109,678 and $114,247 for the years ended December 31, 2000 and 1999, respectively.

Future minimum lease payments and the related totals to be expensed for financial reporting under the operating lease consist of the following:

			      Cash Payments    Expense To Be Recognized
-------------------------------------------------------------------------
Year Ending December 31, 2001        $ 89,153                $ 82,933
				  ===========            ===============

NOTE 8  ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities at December 31, 2000 consist of the following:

   Accrued sales commissions and royalties        $  14,758
   Accrued payroll                                   42,294
   Accrued vacation                                  82,990
   Accrued advertising                                1,563
   Other                                             77,391
						   --------
						  $ 218,996
						    =======
NOTE 9  DEFERRED COMPENSATION

Deferred compensation represents the market value of investments made by the Company in conjunction with a deferred compensation arrangement with the Company's CEO for services provided prior to 1991. Five annual payments of $12,800 were paid through December 31, 1995 to a Rabbi trust for the benefit of the Company's CEO. A distribution to the beneficiary of $36,850 was made during 1999. The amortized cost and unrealized gain on the investments were $74,465 and $10,140, respectively, at December 31, 2000.

NOTE 10 LINE OF CREDIT

In April 1999, the Company negotiated a lending agreement with Southwest Bank of St. Louis that provided a credit facility of $1 million, secured by the Company's accounts receivable and inventories, which expires on July 1, 2001. The Bank reserved against this line of credit a Standby Letter of Credit related to the guarantee of Talon's line of credit discussed below (See Note
16). There were no borrowings at December 31, 2000. As of May 1, 2001, the Company was in default of certain covenants and agreed not to take any draws on the line of credit.

The Company has renewed and increased its agreement to be guarantor on a line of credit in the original amount of $400,000 issued to Talon GPS, LLC, by a commercial bank in Hong Kong. The new amount that will be guaranteed is $765,000, in accordance with an agreement whereby the Company is a guarantor of Talon's line of credit in proportion to the Company's ownership share in Talon. In connection with the Company's guarantee agreement with Talon, the Company is contingently liable for an irrevocable letter of credit in favor of a Hong Kong bank for an aggregate amount not to exceed $765,000. This letter of credit is due to expire on August 31, 2001 (See Note 1 (D)). The agreement also states that should the Company elect not to renew the Standby Letter of Credit, Talon will have the right to repurchase its shares or any portion thereof from the Company at the fair market value determined by an appropriate expert.

NOTE 11 NOTES RECEIVABLE ISSUED FOR PURCHASE OF COMMON STOCK

Notes receivable issued for purchase of common stock represent unsecured advances made by the Company to various employees for stock options exercised. The notes bear interest at 6% per annum and are due, together with accrued interest, on demand on either the termination of employment or the sale of underlying stock, whichever comes first. During 2000, the notes earned $9,352 in interest.

NOTE 12 EARNINGS (LOSS) PER SHARE

A reconciliation of the numerator and denominator of the loss per share calculations is provided for all periods presented. The numerator for basic and diluted loss per share is net loss for all periods presented. The denominator for basic and diluted loss per share for 2000 and 1999, as follows:


				For The Twelve Months Ended December 31,
				      2000 (a)            1999 (b)
				----------------------------------------
Numerator:
 Net earnings (loss)               $ (1,712,503)         $ (1,997,250)
 Preferred Stock Dividend (c)        (1,456,625)                    -
				     ----------            ----------
 Numerator for basic and diluted
  loss per share - weighted average
  shares (d)                       $ (3,169,128)         $  (1,997,250)
				     ==========             ==========
Denominator:
 Denominator for basic and diluted
 loss per share - weighted average
 shares (d)                           3,168,186              3,122,138
				      =========              =========

Basic and diluted loss per share          (1.00)                 (0.64)

(a) Options to purchase 759,450 shares of common stock at prices between $1.50 and $7.39 per share were outstanding at December 31, 2000, but were not included in the computation of diluted loss per share because they are anti-dilutive.

(b) Options to purchase 412,430 shares of common stock at prices between $1.44 and $7.39 per share were outstanding at December 31, 1999, but were not included in the computation of diluted loss per share because they were anti-dilutive.

(c) See Note 20.

(d) Conversion of the preferred stock was not included in the weighted-average shares and computation of diluted loss per share because the effect of the preferred stock dividend was anti-dilutive.

NOTE 13 INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2000 and 1999 consist of:

2000
			 Current         Deferred          Total
------------------------------------------------------------------
Federal                  $     -         $      -         $     -
State                          -                -               -
------------------------------------------------------------------
			 $     -         $      -         $     -
==================================================================

1999
			 Current         Deferred          Total
-------------------------------------------------------------------
Federal                  $(105,913)      $ 426,028        $ 320,115
State                            -          50,121           50,121
-------------------------------------------------------------------
			 $(105,913)      $ 476,149        $ 370,236
===================================================================

Income tax expense for the years ended December 31, 2000 and 1999 differed from amounts computed by applying the statutory U. S. federal corporate income tax rate of 34% to income before income tax benefit as a result of the following:

					       2000                  1999
----------------------------------------------------------------------------
Expected income tax (benefit) expense       $  (581,908)        $ (553,185)
Increase (decrease) in income taxes
 resulting from:
 Valuation allowance increase                   311,772            962,937
 State income taxes, net of federal
  expense (benefit)                             (16,884)            33,080
 Nondeductible expenses for federal
  income tax purposes                             1,204              2,458
 Foreign operations                             106,813              3,642
 Other, net                                     179,003            (78,696)
					     ----------           --------
 Income tax expense (benefit)               $         -         $  370,236
					     ==========           ========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 include the following:

						  2000
------------------------------------------------------------
Deferred tax assets:
 Net operating loss carryforward            $ 1,895,332
 Note receivable reserved for financial
  reporting purposes                            202,283
 Notes and accounts receivable reserves          72,050
 Inventory reserves, principally due to
  accruals for financial reporting purposes
  and basis differences                         190,658
 Other                                           24,925
					      ---------
 Total deferred tax assets                  $ 2,385,248
					      ---------
Deferred tax liabilities
 Prepaid advertising                             (4,747)
 Property, plant and equipment, principally
  due to differences in depreciation basis      (34,133)
 Unrealized gain on deferred compensation
  trust investments                              (3,448)
					      ---------
 Total deferred tax liabilities                 (42,328)
					      ---------
 Gross deferred tax asset                     2,342,920
 Valuation allowance                         (2,342,920)
					      ---------
 Net deferred tax asset                     $         -
					      =========

During 1999, the Company received tax refunds for carryback of net operating losses of $337,140. A valuation allowance has been provided for those net operating loss carryforwards and temporary differences in view of the Company's continuing losses in 2000. The net operating loss carryforward of approximately $5,500,000 will expire through 2021.

NOTE 14 EMPLOYEE BENEFIT PLANS

(a) Employee Saving and Retirement Plan (Section 401-k plan)

    Effective January 1, 1998, the Board of Director's approved a savings and retirement plan covering all full-time employees. Subject to approval by the Board of Directors, the Company fully matches employee contributions up to 3% of total compensation paid to participating employees and one-third of one percent is matched for each percentage of participating employee contributions between 4% and 6% of total compensation. Expense attributable to Company contributions totaled $40,586 and $43,015 during the years ended December 31, 2000 and 1999, respectively.

(b) Incentive Stock Option Plans

    At December 31, 2000, the Company has two fixed stock option plans, which are described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's two fixed stock option plans been determined consistent with SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

						  2000               1999
					    ---------------------------------
    Net loss available to common shareholders
     As Reported                               $ (3,169,128)   $ (1,997,250)
     Pro Forma                                 $ (3,192,372)   $ (2,163,741)

    Basic and diluted loss per share
     As Reported                               $      (1.00)   $      (0.64)
     Pro Forma                                 $      (1.01)   $      (0.69)

    Under the 1994 Incentive Stock Option Plan, the Company may grant incentive stock options to its employees, officers, directors, and consultants of the Company to purchase up to 175,000 shares of common stock. Under the 1996 Incentive Stock Option Plan the Company may grant incentive stock options to its employees, officers, directors, and consultants of the Company to purchase up to 175,000 shares of common stock. In December 1998, the Board of Directors approved an extension of the 1996 Incentive Stock Options plan to provide for 100,000 additional shares to be made available for future grant. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and the options' maximum term is five years. Options are granted at various times and are exercisable immediately.

    During 1999, the Company cancelled incentive stock options to purchase 17,300 shares of common stock at exercise prices ranging from $3.00 to $4.00 per share.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000 and 1999, respectively: dividend yield of zero for all years; expected volatility of 77.25% and 68%; risk-free interest rates of 5.79% and 6.30%; expected lives of five years for both plans.

    A summary of the status of Company's two fixed stock option plans as of December 31, 2000 and 1999, and the changes during the years then ended is presented below:

					2000                    1999
			    -----------------------      --------------------
			   Weighted                        Weighted
			   Average                         Average
			   Exercise                        Exercise
Fixed Options              Shares        Price             Shares   Price
-----------------------------------------------------------------------------
Outstanding at beginning
 of year                   412,430       $ 3.70           326,192  $ 4.25
Granted (including
 repriced options)          36,403       $ 3.73           103,538  $ 1.98
Forfeit                    (23,860)      $ 3.39           (17,300) $ 3.73
Exercised                  (94,523)      $ 3.33                 -  $    -
-----------------------------------------------------------------------------
Outstanding at end of year 330,450       $ 3.69           412,430  $ 3.70
=============================================================================

Option exercisable at year
 end                       330,450                        412,430

Weighted average fair
 value of options granted
 to employees during the
 year                        $1.00                          $0.65


      Options Outstanding                           Options Exercisable
---------------------------------------  -------------------------------------
			      Weighted
	       Number         Average      Weighted    Number         Weighted
Range of       Outstanding at Remaining    Average     Exercisable at Average
Exercise       December 31,   Contractual  Exercise    December 31,   Exercise
Price          2000           Life         Price       2000           Price
------------------------------------------------------------------------------
$1.00 - 1.99     34,385         4.9        $ 1.51        34,385       $ 1.51
 2.00 - 2.99     56,965         3.9          2.00        56,965         2.00
 3.00 - 3.99     32,550         2.9          3.00        32,550         3.00
 4.00 - 4.99    194,892         3.5          4.00       194,892         4.00
 5.00 - 5.99      1,658         4.5          5.01         1,658         5.01
 7.00 - 7.39     10,000         0.7          7.39        10,000         7.39
		-------                                 -------
		330,450                                 330,450
		=======                                 =======

NOTE 15 COMMITMENTS AND CONTINGENCIES

On September 14, 1989, the Company entered into a royalty agreement relating to its ROAD WHIZ product. After 20,000 ROAD WHIZ units are sold, the agreement provides for a 1% royalty payment on net sales of the ROAD WHIZ product and 0.5% on the Company's other products, which incorporate the ROAD WHIZ database. Royalty payments are made quarterly until September 13, 2009. During the years ended December 31, 2000 and 1999, royalty expense totaled $60,645 and $39,820, respectively.

On December 29, 1998, the Company entered into a three-year royalty agreement with a consultant with regard to the AAA TripWizard for 1% of sales to customers other than their own, for which they earn their normal independent sales representative commissions. During the years ended December 31, 2000 and 1999, expense totaled $10,958 and $950, respectively.

On September 15, 1998, the Company entered into a three-year royalty agreement with AAA related to the AAA TripWizard. The terms are automatically renewable for one year and amount to 10% of the wholesale price on sales other than through AAA stores and $1.00 per unit on AAA sales. This agreement recognizes the benefit of the AAA logo and data and their promotion of the product through their travel stores. During the year ending December 31, 2000 royalty expenses totaled $55,320 compared to $33,250 for 1999.

NOTE 16 INVESTMENT IN AFFILIATES

In May 1999, the Company formed a joint venture with Influence Content, LLC, a website developer, to form Influence Data, LLC. The Company issued 80,000 shares of common stock (at quoted market price) from the treasury and options (valued at market upon the Black-Scholes method) to purchase 160,000 shares of common stock for a one-third interest in Influence Data, LLC. The original value of the investment, based on the consideration given to form the joint venture was $327,200.

On May 30, 2000 the Company entered into a new agreement with Influence Content, LLC, to cancel the option agreement dated May 4, 1999, which issued options for 160,000 common shares, and issue new options for 300,000 common shares of the Company. In addition, the Company was required to pay $200,000 as additional capital contributions in connection with this agreement. The additional capital contribution contained the following provisions: the capital contribution shall not increase the Company capital account in Influence Data, LLC, nor be included for purposes of maintenance of the capital account. Furthermore, such capital contribution shall not serve to relieve or reduce the capital contribution obligations, if any, of the Company under the terms of the Influence Data, LLC, Operating Agreement. The Company has recorded an additional amount of $255,982 in goodwill in addition to the original $327,000 investment value recorded by the Company during the year ended December 31, 1999. The $255,982 is comprised of the $200,000 in cash paid by the Company and $55,982 additional cost value of the options issued as a result of the May 30, 2000 agreement. The fair value of the common stock options are estimated on the date of the grant using the Black Scholes option model with the following weighted average assumptions: dividend yield of zero, expected volatility of 40.0%, risk-free interest rate of 5.74%, and an expected life of five years.

The Company's 33% interest in Influence Data, LLC is accounted for using the equity method of accounting and is stated at amortized cost plus equity in undistributed earnings since acquisition. The equity in earnings of Influence Data, LLC is adjusted for the annual amortization of the difference between the acquisition cost and the Company's proportionate share of Influence Data, LLC's members' equity net assets. Amortization is computed on a straight-line basis over ten years. The unamortized difference between the investment cost and the Company's proportionate share of Influence Data, LLC is $156,053 at December 31, 1999. The Company's share of the losses for 1999 totaled $60,386. As discussed above, the losses were increased by $11,147 to bring the equity in loss of affiliate to $71,533 for 1999. During 2000, the Company's proportionate share of losses through September 30, 2000 was $227,226. During the fourth quarter of 2000, the Company was notified that Influence Data, LLC was having funding problems and ceasing operations. The Company also recognized an impairment loss on its investment of $225,039.

On March 23, 1998, the Company acquired an 18.9% interest in Talon for $282,500. In August 1998, the Company acquired an option to purchase additional shares in Talon for $312,147. During 1999, the option to purchase additional shares was amended, and the above amount was utilized to purchase an additional 6% interest in Talon. Legal and consulting costs associated with the acquisition and option to purchase additional shares are capitalized as part of the cost of the investment, and totaled $124,108 during December 31, 1999.

The Company's 22.6% interest in Talon is accounted for using the equity method of accounting and is stated at amortized cost plus equity in undistributed earnings since acquisition. The Company's interest decreased from 24.9% based on a 10% increase in Talon's outstanding shares due to incorporation of an employee stock option plan for Talon employees in 2000. The equity in earnings of Talon is adjusted for the annual amortization of the difference between acquisition cost and the Company's proportionate share of Talons' net assets. Amortization is computed on a straight-line basis over nine years. The unamortized difference between the investment cost and the Company's proportionate share of talon is $487,458 and $568,655 at December 31, 2000 and 1999, respectively. The Company's share of the earnings for 2000 and 1999 were $173,383 and $61,496, respectively after accounting for the differences between New Zealand GAAP and US GAAP. As discussed above, the earnings were further reduced by amortization of $90,488 and $71,081 and a write-down of goodwill of $32,794 associated with the change in ownership during 2000, bringing the equity in (loss) gain of affiliate to $46,273 and $(9,585) for the years 2000 and 1999, respectively. The Company's equity in earnings of affiliate from inception was $165,008 as of December 31, 2000
(See Note 10).

In addition to the above transactions, the Company has purchased certain electronic components, including parts for TRAVEL*STAR 24, which have been sold to Talon at cost. These sales totaled $0 and $3,530 for the years ended December 31, 2000 and 1999, respectively. A net balance of $70,144 was a receivable from Talon by the Company at December 31, 2000 and is included in trade accounts receivable.

NOTE 17 ADVANCES TO AFFILIATES

On July 1, 1998, the Company entered into a joint development and marketing agreement with a privately held company based in McLean, Virginia. The
Company transferred certain software and documentation of its' service software in exchange for a promissory note in the principal amount of $400,000, bearing interest at prime rate. In addition, the Company leased computer equipment to the affiliate at favorable rates. The Company advanced $50,000 in a promissory note, due June 30, 2000 with interest at 6.36% to expand equipment capabilities to support the proposed network. The agreement also includes a provision for the Company to advance to the affiliate up to $400,000 in additional funds to complete network development, of which $200,000 was advanced as of December 31, 2000. These advances wereincorporated in a promissory note due January 1, 2002, which provides for the Company to be entitled to one-half, (50%), of the operating revenue of SmartTime Networks (excluding only non-reoccurring engineering services provided by the affiliate). The agreement also provides for the optional conversion of the loan into a 10% equity interest in the privately held company, at the Company's sole discretion. The Company has reserved $594,950 at December 31, 2000. The remaining receivable balance is $150,000 at December 31, 2000.

NOTE 18 SIGNIFICANT FOURTH QUARTER ADJUSTMENTS

In the fourth quarter of 2000, the Company recorded adjustments that increased net loss by approximately $466,500. These adjustments included $225,000 related to the write-off of Influence Data, LLC, $138,500 for an increase in the inventory reserve for obsolescence and write-off of a bad debt from a customer, and $103,000 of other various expenses related to overseas manufacture and import. These adjustments compare to $450,000 of adjustments in the fourth quarter of 1999.

In the fourth quarter of 1999, the Company recorded adjustments that increased net loss by approximately $450,000. These adjustments included $330,000 related to the investments in Influence Data, LLC and Talon, $40,000 for an increase in the inventory reserve for obsolescence, and $80,000 of various other expenses.

NOTE 19 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Supplemental non-cash investing and financing activities were as follows:

Year ended December 31, 2000
-----------------------------
The Company issued 300,000 common stock options to Influence data, LLC with an aggregate fair value of $55,982.

Year ended December 31, 1999
-----------------------------
The Company issued 80,000 shares of treasury stock and options to purchase 160,000 shares of its common stock, with an aggregate fair value of $327,200, for a one-third ownership interest in Influence Data, LLC.

The Company redeemed 149,971 shares of common stock in exchange for related notes receivable of $321,688.

The Company exchanged slow-moving inventory for advertising credits from a third party valued at $249,685.

NOTE 20 CONVERTIBLE PREFERRED STOCK

On May 16, 2000, the Company received from two investors gross proceeds of $1,600,000 for Series A Convertible Preferred Shares (the "Preferred Shares") and Common Stock Purchase Warrants ("Warrants"). The Preferred Shares have no voting rights, except as to matters which directly affect the rights of holders of Preferred Shares. The holders of Preferred Shares are not entitled to any cash dividends. However, they accrue an additional 11.25% per annum (or 22.5% if the Common Stock is delisted by NASDAQ) for purposes of conversion, redemption, and liquidation ($113,625 at December 31, 2000). Among the rights attendant to the Preferred Shares are:

   1. The Preferred Shares have a liquidation preference, upon the liquidation of Ultradata or its bankruptcy or certain other events, equal to their face value plus an accrued amount equal to 11.25% from the date of their issuance (22.5% if the Common Stock is delisted by NASDAQ).

   2. The Preferred Shares, combined with the additional 11.25% per annum, may be converted into Common Stock at any time at the option of the holders. If not previously converted, the Preferred Shares will automatically convert into Common Stock on May 15, 2003. The conversion rate will be the lower of $3.50 or 75% of the 5-day average closing bid price, subject to certain anti-dilution rights and to the Floor. The "Floor" was initially $2.50 and has since adjusted to $2.00. It applies only during the first 18 months after issuance of the Preferred Shares. Moreover, if the conversion price for any 20 trading days during months 13 through 18 after issuance less than $2.00 for the Floor, the Floor will reduce to $1.50. The intrinsic value of this beneficial conversion feature has resulted in deemed dividends of $811,189.

   3. At the time the shares were issued, Ultradata undertook to obtain shareholder approval of the conversion of the new securities and to register the underlying common stock for public resale. If Ultradata had not satisfied those conditions, the Investors had a right to require Ultradata to repurchase any Preferred Shares that could not be converted into free-trading common stock due to that limitation. The redemption price would have been the greater of (a) 130% of face value plus 11.25% of face value from date of issuance or (b) the difference between the conversion price of the unconvertible share and the 5-day average closing asked price. The conditions were satisfied in July 2000 and August 2000, respectively, and the Preferred Shares are no longer redeemable.

The Warrants will permit the Investors to each purchase up to 239,253 shares of Common Stock (a total of 478,506 shares) for a price of $5.00 per share until May 15, 2003. The Company has recorded the estimated fair value of the Warrants, $284,089, as additional paid-in capital and included as a dividend to preferred stockholders.

The placement was arranged by a consultant. In compensation for their services, The Company paid $202,000 to the consultant, 12% of the gross proceeds of the placement, and issued to the consultant (a) an option to purchase, on the same terms as the Investors, 160 Preferred Shares, equal to ten percent of those sold to Investors, and (b) an option to purchase 128,000 common shares. The value of the options was credited to additional paid-in capital. The Company also paid another consultant in connection with the placement a fee of 9,570 shares of the Company's common stock with an estimated fair value of $31,868 and included as a dividend to preferred stockholders.

The fair value of the warrants and common stock options is estimated on the day of the grant using the Black-Scholes option model with the following weighted-average assumptions: dividend yield of zero, expected volatility of 40.0%, risk-free interest rate of 5.4%, and expected lives of between 2.5 and 3.0 years.

The Company made a number of covenants to the Investors in the Agreement, which included the following:

      1. Until November 16, 2000, Ultradata will not issue any securities for the purpose of financing itself without the approval of the Investors.
      2. The Investors will have a right of first refusal on any sale of securities by Ultradata until May 10, 2001.

The two Investors have committed to purchase additional preferred stock and warrants in certain circumstances as of the date of this report, both covenants have expired.

Preferred stock dividends are comprised of the following:

      Value of common shares issued              $    31,868
      Value of warrants issued                       284,089
      Value of options issued                        215,854
      Beneficial conversion feature of
       preferred stock                               811,189
      Cumulative preferred stock dividend            113,625
						   ---------
      Total                                      $ 1,456,625
						   =========

See Note 21 regarding the exchange of 1408 shares of Series A
Preferred Stock for Convertible Promissory Notes.

NOTE 21 SUBSEQUENT EVENTS

(A) Conversion of Preferred Stock

During March 2001, preferred shareholders converted 28 shares of preferred stock into 56,118 shares of common stock.

(B) Factoring Agreement

On July 3, 2001, the Company entered into an accounts receivable factoring agreement for a maximum facility of $500,000. Under the agreement, the factor advances 80% of the face value of the receivables sold by the Company. The Company is charged a variable percentage fee based upon the length of the collection period. All of the Company's accounts receivable, contracts, inventories, and intangibles are pledged as collateral under this agreement.

(C) Exchange of Preferred Stock for Notes

In August 2001, we exchanged 11.25% convertible promissory notes with a face value of $1,748,120 for 1408 preferred shares. The Company will satisfy the interest and principal on the notes with payments of $140,000 in Septemer, $70,000 in October, and $90,000 per month thereafter. The notes are convertible into common stock on the same terms as the Series A Preferred Stock, except that the cumulative conversions are limited to 20% of the trading volume for the 66 trading days preceeding the conversion.

16 shares of Series A preferred stock remain outstanding. The terms are unchanged, except that the Company has agreed to remove the "Floor" for purposes of conversion.


		ULTRADATA SYSTEMS, INCORPORATED

			  Balance Sheets


					   June 30,       December 31,
					     2001            2000
					  (Unaudited)
Assets

CURRENT ASSETS:
 Cash and cash equivalents              $    231,859    $  1,842,983
 Restricted cash                             765,000         767,724
 Trade accounts receivable, net of
  allowance for doubtful accounts of
  $117,556                                   436,511         673,475
 Inventories                               2,154,115       1,780,255
 Prepaid expenses and other current
  assets                                     244,641         229,637
					   ---------       ---------
TOTAL CURRENT ASSETS                       3,832,126       5,294,074
					   ---------       ---------
PROPERTY AND EQUIPMENT, NET                  544,659         617,794
					   ---------       ---------
Deferred compensation trust investments,
 available for sale                                -          84,605
Investment in Talon Research and
 Development, Ltd.                           786,328         825,757
Advances to affiliates                       150,000         150,000
Advertising credits                           62,421          62,421
Other assets                                  34,444           8,594
					   ---------       ---------
TOTAL ASSETS                            $  5,409,978    $  7,043,245
					   =========       =========

See accompanying summary of accounting policies and notes to financial statements.

Liabilities and Stockholders' Equity

CURRENT LIABILITIES
 Accounts payable                       $    48,002     $    164,319
 Accrued expenses and other liabilities     208,040          218,996
					   --------         --------
TOTAL CURRENT LIABILITIES                   256,042          383,315
					   --------         --------
Deferred rent                                 2,488            6,220
Deferred compensation liability                               87,329
					   --------         --------
TOTAL LIABILITIES                           258,530          476,864
					   --------         --------
STOCKHOLDERS EQUITY:
 Preferred Stock, $0.01 par value,
  4,996,680 shares authorized, none
  outstanding

 Series A convertible preferred stock,
  3,320 shares authorized, 1,482 shares
  outstanding with a stated value of
  $1,000                                  1,482,000        1,616,000
 Common stock, $.01 par value; 10,000,000
  shares authorized; 3,575,704 shares
  issued and outstanding June 30,2001;
  3,519,586 shares issued and outstanding
  December 31, 2000                          35,757           35,196
 Additional paid-in capital               9,877,953        9,861,970
 Accumulated deficit                     (4,998,040)      (3,737,190)
 Treasury stock (326,171 shares at cost)   (942,311)        (942,311)
 Notes receivable issued for purchase of
  Common stock                             (210,495)        (205,819)
 Accumulated other comprehensive (loss)
  income, net                               (93,416)         (61,465)
					  ---------        ---------
TOTAL STOCKHOLDERS' EQUITY                5,151,448        6,566,381
					  ---------        ---------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                                 $ 5,409,978      $ 7,043,245
					  =========        =========


See accompanying summary of accounting policies and notes to financial statements.

                 ULTRADATA SYSTEMS, INCORPORATED

		     Statements of Operations

						Six months
						  ended
					   --------------------
					   June 30,     June 30,
					     2001         2000
					       (unaudited)

Net sales                             $  696,454      $  1,063,107
Cost of sales                            414,650           722,544
					--------         ---------
Gross profit                             281,804           340,563
					--------         ---------
Selling expense                          205,982           167,448
General and administrative expenses    1,140,820         1,034,990
Research and development expense         225,360           172,090
				       ---------         ---------
Operating loss                        (1,290,358)       (1,033,965)

Other (expense) income
 Interest and dividend income, net        46,043            31,340
 Equity in (losses) earnings of
  affiliates                               5,568          (125,088)

Other, net                               (22,103)          (29,254)
				       ---------        ----------
Total other income, net                   29,508          (123,002)
				       ---------        ----------
Loss before income taxes              (1,260,850)       (1,156,967)
				       ---------         ---------
Income tax benefit                             -                 -

Net loss                             $(1,260,850)      $(1,156,967)
				       =========         =========
Less deemed dividends on
 preferred shares                        (91,669)       (1,059,747)
				       ---------         ---------
Net loss available to common
 shareholders                         (1,352,519)        (2,216,714)
				       =========          =========
Loss per share-basic and diluted
				     $     (0.42)    $        (0.71)
Weighted Average Shares Outstanding:   =========          =========
 Basic and diluted                     3,214,209          3,144,051
				       =========          =========


See accompanying summary of accounting policies and notes to financial statements.

		   ULTRADATA SYSTEMS, INCORPORATED

		      Statements of Cash Flows

					      Six Months Ended
						  June 30,
					    --------------------
					    2001            2000
Cash flows from operating activities:
 Net loss                               $  696,454       $ (1,156,967)
 Adjustments to reconcile net loss to
 net cash provided by (used in) operating activities:

  Depreciation and amortization             99,130            116,872
  Provision for inventory obsolescence      60,000             60,000
  Equity in (earnings) losses of
   unconsolidated affiliates                (5,568)           125,088
  Realized loss (gain) on investments       13,045            (10,602)
  Gain on disposal of fixed asset            1,715                  -
  Non-cash compensation expense              2,544              2,306
  Bad debt expense on advances to affiliates     -            122,683

  Increase (decrease) in assets and
   liabilities:
    Trade accounts receivable              236,963            505,343
    Inventories                           (433,859)           199,831
    Prepaid expenses and other
     current assets                        (45,529)            56,409
    Accounts payable                      (116,316)            47,986
    Accrued expenses and other
     liabilities                           (10,956)           (47,726)
    Deferred rent                           (3,732)            (3,732)
    Deferred compensation trust liability        -              3,476
    Other assets                                 -             25,974
					 ----------------------------
Net cash (used in) provided by operating
 activities                             (1,463,413)            46,941
					 ----------------------------
Cash flows from investing activities:
 Investment in affiliated company                -           (200,000)
 Deferred compensation trust investments         -             (8,699)
 Capital expenditures                      (27,711)           (95,376)
					  --------         ----------
Net cash used in investing activities      (27,711)          (304,075)
					  --------         ----------
Cash flows from financing activities:
 Proceeds from issuance of redeemable
  preferred stock and common stock
  warrants                                       -          1,616,000
 Costs related to issuance of redeemable
  preferred stock and common stock warrants      -           (375,625)
 Repurchase of preferred shares           (120,000)                 -
 Exercise of employee stock options              -            314,625
 Restricted cash                                 -              8,360

Net cash (used in) provided by financing ---------          ---------
 activities                               (120,000)         1,563,360
					 ---------          ---------
Net (decrease) increase in cash and
 cash equivalents:                      (1,611,124)         1,306,226
Cash and cash equivalents at beginning of
 period                                  1,842,983          1,220,134
					 ---------          ---------
Cash and cash equivalents at end of
 period                                 $  231,859        $ 2,526,360
					 =========          =========
Non-cash investing and financing:
 Redemption of Rabbi Trust              $   87,239        $         -
 Conversion of preferred stock          $   28,000        $         -



See accompanying summary of accounting policies and notes to financial statements.


Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim financial statements included herein have been prepared by Ultradata Systems, Incorporated (the "Company"), without audit in accordance with generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading.

In the opinion of management, the information furnished for the six-month periods ended June 30, 2001 and 2000, includes all adjustments, consisting solely of normal recurring accruals necessary for a fair presentation of the financial results for the respective interim periods and is not necessarily indicative of the results of operations to be expected for the entire fiscal year ending December 31, 2001.

Reclassifications

Certain 2000 balances have been reclassified to conform to the 2001 presentation. In the fourth quarter 2000, the Company changed the way it accounts for certain sales incentives, in accordance with EITF Issue
No. 00-25. Accordingly, the Company has restated the financial statements for the first and second quarters of 2000 to reflect this change. The Company reduced sales and selling expense by $8,282 in the first quarter and $37,193 in the second quarter.

Note 1. Inventories

 Inventories consist of the following:

				       June 30,        December 31,
					 2001             2000

		 Raw Materials       $ 1,259,998       $1,262,820
		 Work in Process          25,275           57,393
		 Finished Goods        1,447,072        1,020,803
				      ----------        ---------
				       2,732,345        2,341,016
		 Reserve for
		  obsolescence          (578,230)        (560,761)
				       ---------        ---------
				     $ 2,154,115       $1,780,255
				       =========        =========
Note 2. Prepaid Expenses

 Prepaid expenses consist of the following:

				       June 30,        December 31,
					 2001             2000

  Prepaid advertising                $  213,782        $  201,225
  Prepaid insurance                      15,662             5,461
  Other prepaid expenses                 15,197            22,951
					-------           -------
				     $  244,641        $  229,637
					=======           =======

Note 3. Accrued Expenses and Other Liabilities

 Accrued expenses and other liabilities consist of the following:

				       June 30,        December 31,
					 2001             2000

 Accrued vacation                     $    73,379      $    82,990
 Accrued sales commissions and
  royalties                                     -           14,758
 Payroll and payroll-related liabilities   40,456           42,294
 Accrued advertising                       28,718            1,563
 Other                                     65,487           77,391
					  -------         --------
					 $208,040         $218,996
					  =======          =======

Note 4. Preferred Stock Redemption

During the three months ended June 30, 2001, the Company repurchased from preferred shareholders 106 shares of preferred stock for $120,000 cash.

During the three months ended June 30, 2001, the Company converted 18 shares of preferred stock into 40,058 shares of common stock.

Note 5. Subsequent Events

   (A) Redemption of preferred stock

After June 30, 2001, the Company repurchased from preferred shareholders 58 additional preferred shares for $70,000 cash.

   (B) Factoring Agreement

On July 3, 2001, the Company entered into an accounts receivable factoring agreement for a maximum facility of $500,000. Under the agreement, the factor advances 80% of the face value of the receivables sold by the company. The company is charged a variable percentage fee based upon the length of the collection period. All of the Company's accounts receivable, contracts, inventories, and intangibles are pledged as collateral under this agreement.

   (C) Exchange of preferred stock for notes

In August 2001 the Company exchanged 11.25% convertible promissory notes with a face value of $1,748,120 for 1,408 preferred shares. The Company will satisfy the interest and principal on the notes with payments of $140,000 in September 2001, $70,000 in October 2001, and $90,000 per month thereafter. The notes are convertible into common stock on the same terms as the Series
A Preferred Stock, except that the cumulative conversions are limited to 20% of the trading volume for the 66 days preceding the conversion.

	  Part II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

     Our certificate of incorporation provides that our directors shall be indemnified by us to the extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services as directors.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Ultradata pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by Ultradata of expenses incurred or paid by a Director, officer or controlling person of Ultradata in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, Ultradata will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Our certificate of incorporation also provides that our directors will not be personally liable to us for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Item 25.  Other Expenses of Issuance and Distributions

     The following are the expenses that Ultradata expects to incur in connection with the registration and distribution of the shares being registered. All of these expenses (other than the filing fee and the insurance premium) are estimated, and will not be certain until after the registration statement is declared effective. Ultradata will pay all of these expenses; the selling shareholders will pay none of them.


      Filing Fee....................... $     407
      Accounting fees..................    10,000
      Transfer Agent ..................     1,000
      Legal fees.......................    20,000
      Printing expenses................       200
      Insurance premium................    25,300
		TOTAL.................. $  56,907

Item 26.  Recent Sales of Unregistered Securities.

      On May 16, 2000 Ultradata sold 800 shares of Series A Convertible Preferred Stock and Common Stock Purchase Warrants to each of BH Capital Investments, L.P. and Excalibur Limited Partnership. The securities were sold for a total of $1,600,000, from which Ultradata paid $335,000 as commissions to individuals and entities involved in the placement. The sale was exempt pursuant to Section 4(2) of the Act since the sale was not made in a public offering and was made to individuals who had access to detailed information about the Company and were buying for their own account. There were no underwriters.

      On May 16, 2000 Ultradata issued 16 shares of Series A Convertible Preferred Stock and 9,570 shares of common stock to two individuals as compensation for services in connection with the sale of Preferred Stock referenced above. The sale was exempt pursuant to Section 4(2) of the Act since the sale was not made in a public offering and was made to individuals who had access to detailed information about the Company and were buying for their own account. There were no underwriters.

      On July 5, 2000 Ultradata sold 5,500 shares of common stock to Robert Brantl for $15,000. The sale was exempt pursuant to Section 4(2) of the Act since the sale was not made in a public offering and was made to an individual who had access to detailed information about the Company and was buying for his own account. There were no underwriters.

Item 27.  Exhibits and Financial Statement Schedules

Exhibits

 3-a.Articles of Incorporation, and 1989 amendment. (1)

 3-a.(1) Amendment to Articles of Incorporation dated March 4, 1991,
	 March 22, 1994, and November 18, 1994. (1)

 3-a.(2) Certification of Correction of Articles of Incorporation. (1)

 3-a.(3) Amendment to Articles of Incorporation dated July 26, 1996 (4)

 3-a.(4) Certificate of Designations, Preferences and Rights of Series A
	 Convertible Preferred Stock (4)

 3-b. Amended and Restated By-laws. - filed herewith

 4-a. Specimen of Common Stock Certificate. (1)

 5    Opinion of Robert Brantl, Esq. - filed herewith

10-a. Lease dated May 23, 1990, as amended on November 31, 1993, for premises at 9375 Dielman Industrial Drive, St. Louis, Missouri.(1)

10-a.(1) Lease Addendum dated October 17, 1995, for premises at 9375
	 Dielman Industrial Drive, St. Louis, Missouri.(1)

10-b. 1994 Stock Option Plan.(1)

10-c. 1996 Stock Option Plan, as amended - filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-32098) and incorporated herein by reference.

10-d. Employment Agreement with Monte Ross.(1)

10-d.(1) Extended employment agreement as of September 30, 1997 between the Company and Monte Ross (2)

10-e. Employment Agreement with Mark L. Peterson.(1)

10-e.(1) Extended employment agreement as of September 30, 1997 between the Company and Mark L. Peterson (2)

10-f. Employment Agreement with Ernest Clarke.(1)

10-f.(1) Extended employment agreement as of September 30, 1997 between the Company and Ernest Clarke (2)

10-g. Royalty Agreement dated September 14, 1989, between the Company and
      Leonard Missler.(1)

10-g.(1) Modification Agreement dated November 4, 1995, to Royalty
	 Agreement dated September 14, 1989, between the Company and
	 Leonard Missler. (1)

10-h.  Exchange Agreement with holders of the Convertible Preferred Notes (5)

10-h.(1) Form of 11.25% Senior Subordinated Secured Convertible Promissory
	 Note (5)

10-h.(2)  Form of Stock Purchase Warrant issued for 478,506 shares (5)


10-h.(3) Registration Rights Agreement with holders of the 11.25% Convertible Notes and Stock Purchase Warrants (5)

10-h.(4)  Security Agreement with holders of the 11.25% Convertible Notes
	  (5)

10-i. Option Agreement between the Company and Influence Incubator, L.L.C.
      dated May 30, 2000 - filed as an exhibit to the Company's Current Report on Form 8-K dated May 30, 2000 and incorporated herein by reference.

10-j. Share Issue and Option Agreement dated March 23, 1998 among the
      Company, Talon Research & Development Co., Limited, and certain shareholders of Talon. (3)

10-k. Variation of Option Deed dated August 27, 1998 between Talon Research
      & Development Co., Limited, certain shareholders of Talon, and the Company. (3)

10-l. Deed made in 1999 relating to Variation of Option Deed between Talon
      Research & Development Co., Limited, certain shareholders of Talon, and the Company. (3)

16.   Current Report on Form 8-K/A dated April 6, 2001

21.   Subsidiaries - None.

23-a. Consent of Weinberg & Company, P.A. - filed herewith

23-b. Consent of BDO Seidman, LLP - filed herewith

23-c. Consent of Robert Brantl, Esq. is contained in his opinion.
_________________________________
(1) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2 (File No. 33-85218 C) and incorporated herein by reference.

(2) Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, and incorporated herein by reference.

(3) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 2000 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2 (File No. 333-39434) and incorporated by reference herein.

(5) Previously filed as an exhibit to the Company's Current Report on Form 8-K dated August 13, 2001 and incorporated by reference herein.

Item 28.  Undertakings

      See Item 24 for the undertaking regarding the indemnification of officers, directors and controlling persons.

      The Company hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, post-effective amendments to this registration statement to:

	  (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

	 (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

	 (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.


				 SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, Ultradata Systems, Incorporated certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of St. Louis and the State of Missouri on the 17th day of September, 2001.

	  ULTRADATA SYSTEMS, INCORPORATED


	  By:\s\Monte Ross
	     Monte Ross, Chairman


     In accordance with to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities stated on September 17, 2001

Name                      Title

/s/Monte Ross             Chief Executive Officer, Director
 Monte Ross

/s/Ernest Clarke         Chief Financial and Accounting
 Ernest Clarke           Officer, Director

 /s/Mark L. Peterson     Director
  Mark L. Peterson

			 Director
Donald Rattner

			 Director
Howard Krollfeifer, Jr.

		     INDEX TO EXHIBITS


 3-a.Articles of Incorporation, and 1989 amendment. (1)

 3-a.(1) Amendment to Articles of Incorporation dated March 4, 1991,
	 March 22, 1994, and November 18, 1994. (1)

 3-a.(2) Certification of Correction of Articles of Incorporation. (1)

 3-a.(3) Amendment to Articles of Incorporation dated July 26, 1996 (4)

 3-a.(4) Certificate of Designations, Preferences and Rights of Series A
	 Convertible Preferred Stock (4)

 3-b. Amended and Restated By-laws. - filed herewith

 4-a. Specimen of Common Stock Certificate. (1)

 5    Opinion of Robert Brantl, Esq. - filed herewith

10-a. Lease dated May 23, 1990, as amended on November 31, 1993, for premises at 9375 Dielman Industrial Drive, St. Louis, Missouri.(1)

10-a.(1) Lease Addendum dated October 17, 1995, for premises at 9375
	 Dielman Industrial Drive, St. Louis, Missouri.(1)

10-b. 1994 Stock Option Plan.(1)

10-c. 1996 Stock Option Plan, as amended - filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-32098) and incorporated herein by reference.

10-d. Employment Agreement with Monte Ross.(1)

10-d.(1) Extended employment agreement as of September 30, 1997 between the Company and Monte Ross (2)

10-e. Employment Agreement with Mark L. Peterson.(1)

10-e.(1) Extended employment agreement as of September 30, 1997 between the Company and Mark L. Peterson (2)

10-f. Employment Agreement with Ernest Clarke.(1)

10-f.(1) Extended employment agreement as of September 30, 1997 between the Company and Ernest Clarke (2)

10-g. Royalty Agreement dated September 14, 1989, between the Company and
      Leonard Missler.(1)

10-g.(1) Modification Agreement dated November 4, 1995, to Royalty
	 Agreement dated September 14, 1989, between the Company and
	 Leonard Missler. (1)

10-h.  Exchange Agreement with holders of the Convertible Preferred Notes (5)

10-h.(1) Form of 11.25% Senior Subordinated Secured Convertible Promissory
	 Note (5)

10-h.(2)  Form of Stock Purchase Warrant issued for 478,506 shares (5)


10-h.(3) Registration Rights Agreement with holders of the 11.25% Convertible Notes and Stock Purchase Warrants (5)

10-h.(4)  Security Agreement with holders of the 11.25% Convertible Notes
	  (5)


10-i. Option Agreement between the Company and Influence Incubator, L.L.C.
      dated May 30, 2000 - filed as an exhibit to the Company's Current Report on Form 8-K dated May 30, 2000 and incorporated herein by reference.

10-j. Share Issue and Option Agreement dated March 23, 1998 among the
      Company, Talon Research & Development Co., Limited, and certain shareholders of Talon. (3)

10-k. Variation of Option Deed dated August 27, 1998 between Talon Research
      & Development Co., Limited, certain shareholders of Talon, and the Company. (3)

10-l. Deed made in 1999 relating to Variation of Option Deed between Talon
      Research & Development Co., Limited, certain shareholders of Talon, and the Company. (3)

16.   Current Report on Form 8-K/A dated April 6, 2001

21.   Subsidiaries - None.

23-a. Consent of Weinberg & Company, P.A. - filed herewith

23-b. Consent of BDO Seidman, LLP - filed herewith

23-c. Consent of Robert Brantl, Esq. is contained in his opinion.
_________________________________
(1) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2 (File No. 33-85218 C) and incorporated herein by reference.

(2) Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, and incorporated herein by reference.

(3) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 2000 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2 (File No. 333-39434) and incorporated by reference herein.

(5) Previously filed as an exhibit to the Company's Current Report on Form 8-K dated August 13, 2001 and incorporated by reference herein.



     *******************************************************************
Exhibit 3-b

		    FIRST AMENDED AND RESTATED

			     BY-LAWS

				OF

		 ULTRADATA SYSTEMS, INCORPORATED
		     (a Delaware corporation)

  1.  MEETING OF SHAREHOLDERS.
  1.1 Annual Meeting. The annual meeting of shareholders shall be held on a date fixed by the Board of Directors as soon as practicable after the comple tion of the audit of the Company's financial statements for the previous year, and shall be held at a place and time determined by the board of directors (the "Board").

  1.2 Special Meetings. Special meetings of the shareholders may be called by resolution of the Board (or by the Chairman of the Board) or by the Presi dent and shall be called by the President or Secretary upon the written re quest (stating the purpose or purposes of the meeting) of a majority of the Board, or upon written request of a majority of stockholders entitled to vote. Only business related to the purposes set forth in the notice of the meeting may be transacted at a special meeting.

  1.3 Place of Meeting. Meetings of the shareholders may be held in or out side Delaware.

  1.4 Notice of Meetings; Waiver of Notice. Written notice of each meeting of shareholders shall be given to each shareholder entitled to vote at the meeting, except that (a) it shall not be necessary to give notice to any shareholder who submits a signed waiver of notice before or after the meeting, and (b) no notice of an adjourned meeting need be given except when required by law. Each notice of meeting shall be given, personally or by mail, not less than 10 nor more than 60 days before the meeting and shall state the time and place of the meeting, and unless it is the annual meeting, shall state at whose direction the meeting is called and the purposes for which it is called. If mailed, notice shall be considered given when mailed to a shareholder at his address on the Corporation's records. The attendance of any shareholder at a meeting, without protesting at the beginning of the meeting the lack of notice of the meeting, shall constitute a waiver of notice by him.

  1.5 Quorum. The presence in person or by proxy of the holders of a majority of the shares entitled to vote shall constitute a quorum for the transaction of any business. In the absence of a quorum a majority in voting interest of those present or, in the absence of all the shareholders, any officer entitled to preside at or to act as secretary of the meeting, may adjourn the meeting until a quorum is present. At any adjourned meeting at which a quorum is present any action may be taken which might have been taken at the meeting as originally called. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

  1.6 Voting; Proxies. Each shareholder of record shall be entitled to one vote for every share registered in his name and may attend meetings and vote either in person or by proxy. Corporate action to be taken by shareholder vote, including the election of directors, shall be authorized by a majority of the votes cast at a meeting of shareholders, except as otherwise provided by law or by section 1.7 of these by-laws. Directors shall be elected in the manner provided in section 2.1 of these by-laws. Voting need not be by ballot unless requested by a shareholder at the meeting or ordered by the chairman of the meeting. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after three years from its date unless it provides otherwise.

  1.7 Action by Shareholders Without a Meeting. Any shareholder action may be taken without a meeting, without prior notice and without a vote, if written consent, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

  2.BOARD OF DIRECTORS.

  2.1 Number, Qualification, Election and Term of Directors. The business of the Corporation shall be managed by the Board, which shall consist of not less than 1 director who shall be at least 21 years old. The number of directors may be changed by resolution of a majority of the entire Board or by the shareholders, but no decrease may shorten the term of any incumbent director. Directors shall be elected at each annual meeting of shareholders by a plurality of the votes cast and shall hold office until the next annual meeting of shareholders and until the election of their respective successors.

  2.2 Quorum and Manner of Acting. A majority of the entire Board shall constitute a quorum for the transaction of business at any meeting, except as provided in Section 2.10 of these by-laws. Action of the Board shall be authorized by the vote of a majority of the directors present at the time of the vote if there is a quorum, except as otherwise provided by section 2.3 of these by-laws. Where these by-laws specify a single director, a single director shall constitute a quorum. In the absence of a quorum a majority of the directors present may adjourn any meeting from time to time until a quorum is present.

  2.3 Action by Board without a Meeting. Any Board action (or action of any committee thereof) may be taken without a meeting if all members of the Board (or of the committee) consent in writing to the adoption of a resolution authorizing the action, and the writing or writings are filed with the minutes of the proceedings of the board (or committee).

  2.4 Participation by Telephone. Any one or more members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participating by such means shall constitute presence in person at a meeting.

  2.5 Place of Meetings.  Meetings of the Board may be held in or outside
Delaware.

  2.6 Annual and Regular Meetings. Annual meetings of the Board, for the election of officers and consideration of other matters, shall be held either
(a) without notice immediately after the annual meeting of shareholders and at the same place, or (b) as soon as practicable after the annual meeting of shareholders, on notice as provided in section 2.8 of these by-laws. Regular meetings of the Board may be held without notice at such times and places as the Board determines. If the day fixed for a regular meeting is a legal holiday, the meeting shall be held on the next business day.

  2.7 Special Meetings. Special meetings of the Board may be called by the President or by any one of the directors. Only business related to the purposes set forth in the notice of meeting may be transacted at a special meeting.

  2.8 Notice of Meetings; Waiver of Notice. Notice of the time and place of each special meeting of the Board, and of each annual meeting not held immediately after the annual meeting of shareholders and at the same place, shall be given to each director by mailing it to him at his residence or usual place of business at least three days before the meeting, or by delivering or telephoning or telegraphing it to him at least two days before the meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. Notice need not be given to any director who submits a signed waiver of notice before or after the meeting, or who attends the meeting without protesting the lack of notice to him, either before the meeting or when it begins. Notice of any adjourned meeting need not be given, other than by announcement at the meeting at which the adjournment is taken.

  2.9 Resignation and Removal of Directors. Any director may resign at any time. Any or all of the directors may be removed at any time, either with or without cause, by vote of a majority of the shareholders then entitled to vote at an election of directors, and any of the directors may be removed for cause by the Board.

  2.10 Vacancies. Any vacancy in the Board, including one created by an increase in the number of directors, may be filled for the unexpired term by a majority vote of the remaining directors, though less than a quorum.

  2.11 Compensation. Directors shall receive such compensation as the Board determines, together with reimbursement of their reasonable expenses in connection with the performance of their duties. A director may also be paid for serving the Corporation, its affiliates or subsidiaries in other capacities.

  3. COMMITTEES.

 The Board, by resolution adopted by a majority of the entire Board, may designate one or more committees, each committee to consist of one or more of the directors of the Corporation, to serve at the Board's pleasure, with such powers and duties as the Board determines subject to the provisions of the Delaware General Corporation Law.

  4. OFFICERS.

  4.1 Number; Security. The executive officers of the Corporation shall be the Chairman, the Chief Executive Officer, the President, the Secretary, the Treasurer, and such other officers as may from time to time be chosen by the Board of Directors. All offices may be held by the same person.

  4.2 Election; Term of Office. The executive officers of the Corporation shall be elected annually by the Board, and each officer shall hold office until the next annual meeting of the Board and until the election of his successor.

  4.3 Subordinate Officers. The Board may appoint subordinate officers (including Assistant Secretaries and Assistant Treasurers), agents or employees, each of whom shall hold office for such period and have such powers and duties as the Board determines. The Board may delegate to any executive officer or to any committee the power to appoint and define the powers and duties of any subordinate officers, agents or employees.

  4.4 Resignation and Removal of Officers. Any officer may resign at any time. Any officer elected or appointed by the Board or appointed by an executive officer or by a committee may be removed by the affirmative vote of a majority of the Board either with or without cause.

  4.5 Vacancies. A vacancy in any office may be filled for the unexpired term in the manner prescribed in sections 4.2 and 4.3 of these by-laws for the election or appointment to the office.

  4.6 The Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and the Board of Directors.

  4.7 The Chief Executive Officer.   The Chief Executive Officer, subject to
the control of the Board of Directors, shall be responsible for formulating the financial and operational policies of the Corporation, and supervising the execution thereof.

  4.8 The President. The President shall be the chief operating officer of the Corporation. Subject to the control of the Board of Directors and the Chief Executive Officer, the President shall be responsible for the general day-to-day management of the business of the corporation and shall see that all resolutions of the Board and directives of the Chief Executive Officer are carried into effect. The Chief Executive Officer and the President shall each have the power to execute in the corporate name all authorized deeds, mortgages, bonds, contracts or other instruments requiring a seal, under the seal of the corporation, except in cases in which the signing or execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

  4.9 Vice President. Each Vice President shall have such powers and duties as the Board or the President assigns to him.

  4.10 The Treasurer. Unless otherwise determined by the Board of Directors, the Treasurer shall be the chief financial officer of the Corporation and shall be in charge of the Corporation's books and accounts. Subject to the control of the Board, he shall have such other powers and duties as the Board or the President assigns to him.

  4.11 The Secretary. The Secretary shall be the secretary of, and keep the minutes of, all meetings of the Board and of the shareholders, shall be responsible for giving notice of all meetings of shareholders and of the Board, shall keep the seal and, when authorized by the Board, shall apply it to any instrument requiring it. Subject to the control of the Board, he shall have such other powers and duties as the Board or the President assigns to him. In the absence of the Secretary from any meeting, the minutes shall be kept by the person appointed for that purpose by the presiding officer.

 4.12 Salaries. The Board may fix the officers' salaries, if any, or it may authorize the President to fix the salary of any officer.

  5. SHARES.

  5.1 Certificates. The shares of the Corporation shall be represented by certificates in the form approved by the Board. Each certificate shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, and shall be sealed with the Corporation's seal or a facsimile of the seal. Any or all of the signatures on the certificates may be facsimile.

  5.2 Transfers. Shares shall be transferable only on the Corporation's books, upon surrender of the certificate for the shares, properly endorsed. The Board may require an affidavit of the fact that a certificate has been lost, stolen or destroyed by the person claiming such fact and a satisfactory surety before issuing a new certificate to replace the certificate claimed to have been lost, stolen or destroyed.

  5.3 Determination of Shareholders of Record. The Board may fix, in advance, a date as the record date for the determination of shareholders entitled to notice of or to vote at any meeting of the shareholders, or to express consent to or dissent from any proposal without a meeting, or to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action. The record date may not be more than 60 nor less than 10 days before the date of the meeting, nor more than 60 days before any other action.

 6. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

 6.1. Indemnification in Actions Other Than By Right of the Corporation.
The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

 6.2. Indemnification in Actions by Right of the Corporation.  The
Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other such other court shall deem proper. The foregoing indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, agreement, vote of stockholders, or otherwise.

  7. MISCELLANEOUS.

  7.1 Seal. The Board may adopt a corporate seal, which shall be in the form of a circle and shall bear the Corporation's name and the year and state in which it was incorporated. The Corporation may transact any and all business without the need for a corporate seal.

  7.2 Fiscal Year. The Board may determine the Corporation's fiscal year. Until changed by the Board, the Corporation's fiscal year shall end on December 31.

  7.3 Voting of Shares in Other Corporations. Shares in other corporations which are held by the Corporation may be represented and voted by the President or a Vice President of this Corporation or by proxy or proxies appointed by one of them. The Board may, however, appoint some other person to vote the shares.

  7.4 Amendments. By-laws may be amended, repealed or adopted by the shareholders or by a majority of the entire Board, but any by-law adopted by the Board may be amended or repealed by the shareholders. If a by-law regulating elections of directors is adopted, amended or repealed by the Board, the notice of the next meeting of shareholders shall set forth the by-law so amended, repealed or adopted, together with a concise statement of the changes made.

       *************************************************************

								EXHIBIT 5

			    ROBERT BRANTL, ESQ.
			     322 Fourth Street
			    Brooklyn, NY 11215
			      718-768-6045

September 14, 2001

Ultradata Systems, Incorporated
9375 Dielman Industrial Drive
St. Louis, MO 63132

Gentlemen:

I am submitting this letter to be filed as an exhibit to the Registration Statement on Form SB-2 which Ultradata Systems, Incorporated proposes to file with the Securities and Exchange Commission registering a total of 5,428,000 shares of common stock for resale by four selling shareholders.

I am of the opinion that all corporate proceedings have been taken so that the shares, if and when sold by the selling shareholders, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with the Securities and Exchange Commission in connection with the Registration Statement referred to above.

Yours,


/s/ Robert Brantl
    Robert Brantl

      **************************************************************

							   Exhibit 23-a

	CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We hereby consent to the use in the Form SB-2 Registration Statement dated September, 2001 of our report dated June 5, 2001 (except for Note 21(B) for which the date is July 3, 2001, and Note 21(C) for which the date is August 15, 2001), relating to the balance sheet of Ultradata Systems, Incorporated as of December 31, 2000 and the related statements of operations, changes in stockholders' deficiency, and cash flows for the year ended December 31, 2000. We also consent to the use of our name as "Experts" in the Registration Statement.


WEINBERG & COMPANY, P.A.
Certified Public Accountants

Boca Raton, Florida
September 17, 2001


      ***********************************************************


							  Exhibit 23-b

Consent of Independent
Certified Public Accountants

Ultradata Systems, Incorporated
St. Louis, Missouri

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on Form SB-2 of our report dated March 2, 2000, relating to the financial statements of Ultradata Systems, Incorporated for the year ended December 31, 1999 which is contained in that Prospectus.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

/s/ BDO Seidman, LLP
    BDO Seidman, LLP

St. Louis, Missouri
September 17, 2001